Exhibit 99.2

EXHIBIT A TO OFFER BIOCERES NO. 1/2020

NOTE PURCHASE AGREEMENT

by and among

BIOCERES CROP SOLUTIONS CORP.,
as Borrower,

and

THE PURCHASERS HERETO
and

SOLEL PARTNERS LP
as Collateral Agent

Dated as of March 6, 2020

ARTICLE 1. DEFINITIONS		1

1.1	Definitions	1

1.2	Accounting Terms	13

ARTICLE 2. PURCHASE AND SALE OF THE NOTES		14

2.1	Purchase and Sale of the Notes	14

2.2	Closing	14

ARTICLE 3. THE NOTES		14

3.1	Maturity; Interest	14

3.2	Manner of Payment	15

3.3	Taxes	15

ARTICLE 4. CONVERSION OF NOTES		17

4.1	Optional Conversion at Maturity	17

4.2	Change of Control Conversion	18

4.3	Manner of Conversion	18

4.4	Mandatory Conversion Option	19

4.5	Anti-Dilution Protection	19

4.6	Registration Rights	20

ARTICLE 5. CONDITIONS TO THE OBLIGATIONS OF THE PURCHASERS		21

5.1	Conditions Precedent to the Closing	21

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF THE BORROWER		23

6.1	Existence and Power	23

6.2	Authorization; No Contravention	23

6.3	Governmental Authorization; Third Party Consents	23

6.4	Binding Effect	24

6.5	Litigation	24

6.6	Compliance with Laws	24

6.7	No Default or Breach	24

6.8	Title to Properties	24

6.9	Real Property	24

6.10	Taxes	25

6.11	Financial Condition; SEC Filings; Contingent Obligations	25

6.12	Absence of Certain Changes or Events	26

6.13	Environmental Matters	26

6.14	Investment Company/Government Regulations	27

6.15	Subsidiaries	27

6.16	Capitalization	27

6.17	Solvency	28

6.18	Licenses and Approvals	28

6.19	OFAC; Anti-Terrorism; Patriot Act; Anticorruption	28

6.20	No Bad Actor Disqualification Events	29

6.21	Disclosure	29

6.22	Internal Controls	29

6.23	Notes	29

6.24	Disclaimer	30

ARTICLE 7. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS		30

7.1	Authorization	30

7.2	Binding Effect	30

7.3	No Legal Bar	30

7.4	Money Laundering Laws	30

7.5	Securities Laws	31

ARTICLE 8. AFFIRMATIVE COVENANTS		31

8.1	Delivery of Financial and Other Information	32

8.2	Use of Proceeds	33

8.3	Conduct of Business	34

8.4	Taxes and Claims	34

8.5	Insurance	34

8.6	Compliance with Laws and Material Contracts	34

8.7	Maintenance of Properties	35

8.8	Further Assurances	35

8.9	Replacement of Notes	35

8.10	Notice of Change of Name	35

8.11	Bylaw Amendment	35

8.12	Joinder to Guaranty Agreement	36

8.13	Financial Covenants	36

8.14	Share Capital	37

8.15	Pledge of Intercompany Loans	37

ARTICLE 9. NEGATIVE COVENANTS		37

9.1	Distributions	37

9.2	Incurrence of Indebtedness	38

9.3	Sales of Assets	38

9.4	Liens	38

9.5	No Additional Guaranty	40

9.6	Affiliates	40

9.7	Organizational Documents	40

9.8	Restrictive Agreements	40

ARTICLE 10. COLLATERAL		40

10.1	Guaranty	40

10.2	Collateral	40

10.3	Collateral Agent	41

ARTICLE 11. EVENTS OF DEFAULT		42

11.1	Events of Default	42

11.2	Acceleration	45

11.3	Set-Off	45

11.4	Suits for Enforcement	46

ARTICLE 12. MISCELLANEOUS		46

12.1	Survival of Representations and Warranties	45

12.2	No Short Selling	46

12.3	Notices	46

12.4	Successors and Assigns	47

12.5	Amendment and Waiver	48

12.6	Signatures; Counterparts	49

12.7	Headings	49

12.8	GOVERNING LAW	49

12.9	JURISDICTION, JURY TRIAL WAIVER, ETC	49

12.10	Severability	50

12.11	Rules of Construction	50

12.12	Entire Agreement	50

12.13	Indemnification	51

12.14	No Strict Construction	51

SCHEDULES:

Schedule 1.1	Free Float Parties

Schedule 2.1	Allocations

Schedule 6.5	Litigation

Schedule 6.8	Title to Properties

Schedule 6.9	Real Property

Schedule 6.10(a)	Taxes

Schedule 6.13	Environmental Matters

Schedule 6.15	Subsidiaries

Schedule 6.16	Capitalization

Schedule 6.19	OFAC; Anti-Terrorism; Patriot Act; Anticorruption

Schedule 9.4	Liens

Schedule 9.5	Guarantees

EXHIBITS:

Exhibit A	Form of Note

Exhibit B	Form of Guaranty Agreement

Exhibit C	Form of Intercompany Loan Pledge Agreement

Exhibit D	Form of Share Pledge Agreement

Exhibit E	Form of Notice of Conversion

Exhibit F	Form of Rizobacter do Brazil Account Pledge Agreement

Exhibit G	Form of Rizobacter do Brazil Fiduciary Assignment Agreement

x

STATEMENT OF PURPOSE:
WHEREAS, the Borrower wishes to issue and sell to the Purchasers, and the Purchasers wish to purchase, on the terms and subject to the conditions set forth herein, a secured guaranteed convertible note to be issued by the Borrower to the Purchasers on the Closing Date in an aggregate original principal amount set forth opposite each Purchaser’s name on Schedule 2.1 hereto, substantially in the form of Exhibit A hereto (as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof, each a “Note” and collectively the “Notes”).
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:
ARTICLE 1.
DEFINITIONS
1.1 Definitions.  As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:
“Affiliate” of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person.  A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of Capital Stock, by contract or otherwise; provided that in no event shall the Purchasers, or any Affiliates of Purchasers, on the one hand, and the Borrower and any of its Subsidiaries, on the other hand, be deemed to be “Affiliates” of one another.
“Agreement” means this note purchase agreement evidenced by Offer Bioceres No. 1/2020 dated as of March 6, 2020, from the Borrower to the Collateral Agent and the Purchasers, and accepted by the Collateral Agent and the Purchasers pursuant to the terms thereof, as amended, amended and restated, supplemented or otherwise modified from time to time.
“Anticorruption Laws” mean laws, regulations or orders relating to anti-bribery or anticorruption (governmental or commercial) of any jurisdiction (including the U.S., Brazil, the Cayman Islands and Argentina) applicable to the business and dealings of the Borrower and each Subsidiary of the Borrower, including applicable laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment) to any government official, commercial entity, or other any other Person to obtain a business advantage; such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, the UK Bribery of 2010, the Cayman Anti-Money Laundering Legislation and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.
“Anti-Terrorism Laws” means all laws concerning or relating to money laundering or terrorism financing, of any jurisdiction applicable to the Borrower and each Subsidiary of the Borrower, including, without limitation, the United States Executive Order No. 13224 on Terrorist Financing and the Patriot Act, the Cayman Anti-Money Laundering Legislation and all other applicable anti-money laundering laws in Brazil and Argentina and all rules and regulations implementing these laws, as any of the foregoing may be amended from time to time.

“Applicable Law” means all laws, rules and regulations applicable to the Person, conduct, transaction, covenant, document or contract in question, including all applicable common law and equitable principles, all provisions of all applicable state, federal and foreign (including the Cayman Islands) constitutions, statutes, rules, regulations, treaties, directives and orders of any Governmental Authority, and all orders, judgments and decrees of all courts and arbitrators.
“Argentine Income Tax Law” means Law nº 20,628, as amended by Decree nº 824/2019, or any successor thereto, as such law may be amended from time to time.
“Board” has the meaning set forth in Section 6.23.
“Borrower” means Bioceres Crop Solutions Corp.
“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York and Argentina are authorized or required by law or executive order to close.
“Capital Lease” of a Person means any lease of Property by such Person as lessee which would be classified as a capital lease on a balance sheet of such Person prepared in accordance with IFRS.
“Capital Lease Obligations” of any Person means all obligations (including sales tax obligations) of such Person under Capital Leases.
“Capital Stock” means (a) any capital stock, partnership, membership, limited liability company, joint venture or other ownership or equity interest or other equivalent, participation or securities (whether voting or non-voting, whether preferred, common or otherwise, whether certificated or uncertificated, and however designated), and (b) any option, warrant, security, appreciation right, profits interests or other right (including Indebtedness securities or other evidence of Indebtedness) directly or indirectly convertible into or exercisable or exchangeable for, or otherwise to acquire directly or indirectly, any capital stock, partnership, membership, limited liability company, joint venture or other ownership or equity interest, participation or security described in clause (a) above.
“Cash and Cash Equivalents” means, without duplication, (a) United States dollars or any other foreign currency (b) short-term obligations of, or fully guaranteed by, the United States, (c) commercial paper rated A-1 or better by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (or any successor thereto) or P-1 or better by Moody’s Investors Service, Inc. (or any successor thereto) with a duration of not more than twelve (12) months, (d) demand deposit accounts; and (e) certificates of deposit issued by, and time deposits with, commercial banks (whether domestic or foreign having capital in compliance with mandatory banking regulations in force under Applicable Law); and (f) any other short term and highly liquid investments that would (A) be classified as “Cash Equivalents” on a balance sheet prepared in accordance with IFRS or (B) otherwise be classified as “Cash Equivalents” under IFRS if such investments did not secure Indebtedness of the Borrower or any of its Subsidiaries.

“Cayman Anti-Money Laundering Legislation” means all the regulations and guidelines of the Cayman Islands applicable to anti-money laundering and combating of terrorist financing, as amended, revised and supplemented from time to time, including but not limited to, the Proceeds of Crime of Law (2020 Revision), the Misuse of Drugs Law (2017 Revision), the Terrorism Law (2018 Revision), the Anti-Money Laundering Regulations (2020 Revision) and the Guidance Notes on the Preventions and Detection of Money Laundering in the Cayman Islands.
“Change of Control” means the occurrence of any transaction or event as a result of which any Person (or group of Persons acting jointly or in concert), other than the Borrower’s Affiliates, purchases or acquires legal or beneficial ownership, either directly or indirectly, of more than fifty percent (50%) (by voting power) of the outstanding Capital Stock of the Borrower, provided however, that a transfer of more than 50% of the outstanding Capital Stock of the Borrower shall not be deemed a Change of Control hereunder, if (i) such transfer is made in favor of Bioceres S.A.’s stockholders, by means of stock swaps, sales or otherwise, and (ii) after any such stock swap, sales or otherwise, no Person, or Affiliated Persons, acquires or acquire legal or beneficial ownership, either directly or indirectly, of more than fifty percent (50%) (by voting power) of the outstanding Capital Stock of the Borrower.
“Change of Control Conversion” has the meaning given to that term in Section 4.2.
“Charter Documents” means the memorandum of association, articles, articles of association or certificate of incorporation or formation (as applicable), the bylaws (estatutos sociales) or operating or limited liability company agreement (as applicable), and other similar organizational and governing documents of any Person, as amended, restated, supplemented or otherwise modified from time to time.
“Closing” has the meaning given to that term in Section 2.2.
“Closing Date” has the meaning given to that term in Section 2.2.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collateral” has the meaning given to that term in any Collateral Agreement.
“Collateral Agent” has the meaning set forth in Section10.3.
“Collateral Documents” means the Guaranty Agreement, the Share Pledge Agreement, the Intercompany Loan Pledge Agreement, Rizobacter do Brazil Fiduciary Assignment Agreement, Rizobacter do Brazil Account Pledge Agreement, and each other agreement or writing pursuant to which the Borrower or any Subsidiary purports to pledge or grant a security interest in any property or assets securing the Obligations or any of such Borrower or Subsidiary purports to guarantee the payment and/or performance of the Obligations, in each case, as amended, restated, supplemented or otherwise modified from time to time.

“Contractual Obligations” means as to any Person, any (i) provision of any security issued by such Person or (ii) agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument or arrangement (whether in writing or otherwise) to which such Person is a party or by which it or any of such Person’s Property is bound.
“Consolidated EBITDA” means, in respect of any period, the sum of (a) Consolidated Net Income for such period plus (b) to the extent deducted in determining such Consolidated Net Income, the sum, without duplication, of (i) consolidated finance results in accordance with IFRS, (ii) all foreign, federal, state, and/or local income tax expense or benefit, (iii) depreciation expense and amortization expense for such period;  (iv) share-based compensation and (v) transaction expenses which are limited to (A) underwriting fees and expenses in connection with new issuances of equity or debt or (B) third-party fees and expenses in connection with the incurrence of any Permitted Acquisition Debt, provided that, such fees and expenses in (A) and (B) above, individually or in the aggregate, shall not exceed $5,000,000 for any given 12-month period.
“Consolidated Interest Expense” means, for any period, the net interest expense of the Borrower and its Subsidiaries, for the period in question, determined on a consolidated basis and in accordance with IFRS (including, without limitation, any PIK Amount, and all commissions, discounts and/or related amortization and other fees and charges owed by the Borrower and its Subsidiaries, with respect to letters of credit or bankers’ acceptances, the net costs associated with any Hedging Agreement of the Borrower and its Subsidiaries, capitalized interest expense, the interest portion of Capital Lease Obligations and the interest portion of any deferred payment obligation).
“Consolidated Net Debt” means Indebtedness less Cash and Cash Equivalents of the Borrower and its Subsidiaries, on a consolidated basis, as of the last day of the Fiscal Quarter in question.
“Consolidated Net Income” means the net income (or loss) of the Borrower and its Subsidiaries, for the period in question, determined on a consolidated basis and in accordance with IFRS.
“Conversion Purchase Price” means the lower of: (i) the Strike Price and (ii) the price per Ordinary Share paid by investors in the Borrower’s most recent firm commitment underwritten public equity offering, if any, minus fifteen percent (15%), in each case subject to provisions under Section 4.5 herein.
“Date of Conversion” means, (i) with respect to conversion by the Holders at maturity pursuant to Section 4.1, the Maturity Date; (ii) with respect to conversion by the Holders upon a Change of Control Conversion pursuant to Section 4.2, the effective date of such Change of Control, and (iii) with respect to the Mandatory Conversion Option by the Borrower pursuant to Section 4.4, the Mandatory Conversion Date.
“Default” means any event or condition which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Default Rate” has the meaning given to that term in Section 3.1(c).
“Disposal of Assets” means any sale, lease, transfer, issuance, assignment, or other disposition (whether in a single transaction or series of transactions) of (i) property, assets, goods or rights, present or future, of the Borrower and its Subsidiaries, taken as a whole, having a fair market value greater than five percent (5%) of the total amount of the assets, goods, or rights of the Borrower reflected in the Borrower’s most recent consolidated financial statements, and except for the disposal of vehicles of the Borrower in the ordinary course; or (ii) any asset, good or right that is essential to the normal operation of the business of the Borrower or its Subsidiaries; in both cases, without prior notice and written consent of the Majority Holders.
“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security or other equity interests into which it is convertible or for which it is exchangeable or exercisable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Capital Stock which are not otherwise Disqualified Capital Stock), pursuant to a sinking fund obligation or otherwise, (b) is redeemable or subject to mandatory repurchase, in either case, at the option of the holder thereof (other than solely for equity interests which are not otherwise Disqualified Capital Stock), in whole or in part, (c) provides for scheduled payments, dividends or distributions in cash or (d) is or becomes convertible into or exchangeable or exercisable for indebtedness or any other equity interests that would constitute Disqualified Capital Stock, in each case, prior to the date that is ninety-one (91) days after the Maturity Date.
“Distributions” by a Person means (a) the declaration or payment of dividends or other distributions (whether in cash, securities or other property or assets) on any now or hereafter outstanding Capital Stock of such Person; (b) any payment in cash or other property or assets on account of the redemption, repurchase, defeasance, sinking fund or other retirement or acquisition of such Capital Stock or of warrants, rights or other options to purchase such Capital Stock made either directly or indirectly, provided, that, any retirement or acquisition of warrants, rights or other options to purchase Capital Stock that are outstanding as of the date hereof shall not be considered a Distribution; (c) any loans or advances to Bioceres S.A.; and (d) any payment or prepayment of principal or premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment and any claim for rescission with respect to any Indebtedness that is subordinated to the Obligations.
“Environmental Laws” means any and all federal, state, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, decrees, plans, injunctions, Licenses, concessions, grants, franchises, agreements and other governmental restrictions relating to (a) the protection of the environment, (b) the effect of the environment on human health, (c) emissions, discharges or releases of pollutants, contaminants, hazardous substances or wastes into surface water, ground water, air or land, or (d) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, hazardous substances or wastes or the clean-up or other remediation thereof.
“Event of Default” has the meaning given to that term in Section 11.1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.
“Excluded Taxes” means, with respect to the Purchasers, or any other recipient of any payment to be made by or on account of any Obligations, (a) Taxes imposed on or measured by its net income (however denominated) and franchise Taxes, (i) imposed by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office or applicable lending office is located or (ii) that are Other Connection Taxes, (b) any branch profits Taxes imposed by the United States or any similar Tax imposed by any other jurisdiction in which the applicable Purchaser or recipient is located, (c) in the case of a Purchaser, any U.S. federal withholding Tax that is imposed on amounts payable to such Purchaser pursuant to a law in effect at the time such Purchaser becomes a party hereto (or designates a new lending office, receives an assignment or participation interest), except to the extent that such Purchaser (or its assignor or seller of a participation, if any) was entitled, at the time of designation of a new lending office (or assignment or sale of a participation), to receive additional amounts from Borrower with respect to such withholding Tax pursuant to Section 3.3(a), (d) Taxes resulting from the failure to comply with Section 3.3(e) or (e) any Taxes imposed under FATCA.
“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations promulgated thereunder or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, and any applicable intergovernmental agreements with respect thereto and any fiscal or regulatory legislation, rules, practices, or laws adopted pursuant to such intergovernmental agreements.
“Fiscal Quarter” means a fiscal quarter of the Borrower and its Subsidiaries, ending on March 31, June 30, September 30, and December 31 of each year.
“Fiscal Year” means a fiscal year of the Borrower and its Subsidiaries, ending on June 30 of each year.
“Foreign Exchange Regulations” means any foreign exchange Applicable Law issued by the corresponding Governmental Authority, applicable to the Note Documents.
“Free Float” for any day shall be equal to (x) all outstanding Ordinary Shares on such day, except shares owned by Bioceres LLC, UAC Sponsors, and Former Rizobacter Argentina S.A. Shareholders, multiplied by (y) the volume weighted average price for such day.  For the avoidance of doubt, Ordinary Shares to be issued to the Holders upon the Mandatory Conversion Option will not be counted for the purposes of calculating the Free Float.
“Former Rizobacter Argentina S.A. Shareholders” means the parties listed on Schedule 1.1.

“Governmental Authority” means the government of the United States, Brazil, the Cayman Islands, Argentina or any other nation, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, regulation or compliance, including, without limitation, any federal, state or local public utility commission, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.
“Guarantor” or “Guarantors” means BCS Holding Inc., RASA Holding LLC, Bioceres Semillas S.A., Rizobacter do Brasil LTD, Rizobacter USA LLC, and, upon Rizobacter Argentina S.A.’s execution of a joinder to the Guaranty Agreement, Rizobacter Argentina S.A, and any Subsidiary which executes a joinder pursuant to Section 8.12(c) herein.
“Guaranty Agreement” means that certain Guaranty Agreement in the form of Exhibit B, dated as of the Closing Date, made by the Guarantors in favor of the Purchasers, as amended, restated, modified, or supplemented from time to time.
“HB4 Technology” means a drought tolerant technology for wheat and soybeans.
“Hedging Agreement” means any rate protection agreement, foreign currency exchange agreement or other interest or currency exchange rate or hedging agreement.
“Holder” means each Purchaser, and each Purchaser’s successors, assigns, and other transferees of a Note permitted hereunder.
“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board, in effect from time to time.
“Indebtedness” means, with respect to any Person, without duplication, such Person’s (a) obligations for borrowed money, (b) obligations representing the deferred purchase price of Property or services (other than accounts payable arising in the ordinary course of such Person’s business payable on terms customary in the trade), (c) obligations which are evidenced by bonds, debentures, notes, acceptances, or other similar instruments, (d) obligations of such Person to purchase securities or other Property arising out of or in connection with the sale of the same or substantially similar securities or Property, (e) Capital Lease Obligations and obligations created or arising under any conditional sale or other title retention agreement, (f) net obligations under or relating to Hedging Agreements to the extent and as reflected in the balance sheet of any Person according to IFRS, (g) Off Balance Sheet Liabilities, (h) attributable indebtedness related to Sale and Leaseback Transactions, (i) the aggregate undrawn face amount of all letters of credit issued for the account and/or upon the application of such Person together with all unreimbursed drawings with respect thereto, (j) any obligation to repurchase or redeem Disqualified Capital Stock of such Person other than at the sole option of such Person, (k) sales or dispositions of assets in connection with any factoring or similar transaction, including the Borrower’s program relating to the discounting of short term receivables, (l) any obligation guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted, or sold with recourse) any obligation of any other Person that constitutes Indebtedness under any of clauses (a) through (k), and (m) any other obligation for borrowed money which, in accordance with IFRS, would be shown as a liability on the balance sheet of such Person.  The amount of Indebtedness under any Hedging Agreement on any date shall be deemed to be the swap termination value thereof as of such date.

“Indemnified Taxes” means (a) any Taxes (including, for the avoidance of doubt, any Argentine Taxes), other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Note Document and (b) to the extent not otherwise described in (a), Other Taxes.
“Intercompany Loan Pledge Agreement” means that certain Intercompany Loan Pledge Agreement in the form of Exhibit C, dated as of the Closing Date.
“Interest Coverage Ratio” means, as of any date of determination, the ratio of Consolidated EBITDA for the twelve-month period ended on such date, to Consolidated Interest Expense.
“Investment” means any direct or indirect purchase, acquisition or other investment (including, without limitation, any loan or advance or capital contribution) in or to any Person, whether payment therefor is made in cash or Capital Stock or otherwise, and whether such investment is by acquisition of Capital Stock or Indebtedness, or by loan, advance, transfer of property out of the ordinary course of business, capital contribution (excluding (a) commission, travel, and similar advances to officers and employees of such Person made in the ordinary course of business, and (b) bona fide accounts arising in the ordinary course of business consistent with past practice), equity or profit sharing interest, extension of credit on terms other than those normal in the ordinary course of business or otherwise.  The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write downs or write offs with respect to such Investment.
“Knowledge of the Borrower” or any similar phrases with respect to any other Person means the actual knowledge of any director or executive officer of the Borrower or such other Person, as applicable, after due and reasonable inquiry of the individuals in the organization of the Borrower or such other Person, as applicable, involved in, and responsible for, the subject matter area covered by the relevant representation and warranty.
“Leverage Ratio” means, as of any date of determination, the ratio of Consolidated Net Debt on such date to Consolidated EBITDA for the twelve-month period ending on such date.
“Licenses” means all licenses, permits, authorizations, determinations, and registrations issued by any Governmental Authority to the Borrower or any Subsidiary in connection with the conduct of its business.
“Lien” means any lien (statutory or otherwise), security interest, mortgage, pledge, hypothecation, deed of trust, assignment, deposit arrangement, encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capital Lease, or other title retention agreement (and any lease in the nature thereof)) and any agreement to give any of the foregoing.
“Loan Party” means the Borrower, each Guarantor, and Rizobacter Argentina S.A.

“Majority Holder” means the Holder or Holders holding greater than fifty percent (50%) of the aggregate outstanding principal amount of the Notes.
“Make-Whole Premium” shall be equal to, to the extent the Holders have not received at least eighteen (18) consecutive months of interest payments, 18.26% of the outstanding principal amount of the Notes on the Closing Date less the total amount of interest previously paid in cash or in kind to the Holders.  The Make-Whole Premium shall be zero (0) in all other cases.
“Mandatory Conversion Option” has the meaning given to that term in Section 4.4.
“Material Adverse Effect” means individually or in the aggregate (a) a material adverse condition, event, occurrence or development related to, or material adverse change or effect on, the assets, business, properties, liabilities, results of operations, cash flows or financial condition of the Borrower and its Subsidiaries (taken as a whole), (b) a material adverse effect upon (i) the legality, validity, binding effect or enforceability against the Borrower or any Loan Party of any Note Document, (ii) the Collateral or the validity, perfection or priority of the Purchasers’ Liens on a material portion of the Collateral or (iii) the rights, remedies and benefits (taken as a whole) available to, or conferred upon, the Purchasers under any Note Document, or (c) a material adverse effect on the ability of any Loan Parties to perform its obligations under any Note Document, provided, however, that none of the following (or the results thereof), either alone or in the aggregate, shall constitute or be taken into account into determining whether there has been a Material Adverse Effect: (A) any change in applicable accounting principles or in Applicable Law (including any Applicable Law in respect of Taxes) or any proposal made to adopt or implement and such change, or any change in the interpretation thereof by any Governmental Authority; (B) any changes, events or developments relating to political conditions (including declared “acts of war”, armed hostilities or terrorism); (C) any changes, events or developments relating to global, national or regional economic, business or market conditions; (D) any changes, events or developments relating to or in national or global financial or capital markets; and (E) any changes, events or developments (including any changes in regulatory conditions) generally affecting the industries or market sectors in the geographic regions in which the Borrower or its Subsidiaries operate, except in the case of the foregoing clauses (A) through (E), to the extent that such matters disproportionately impact the Borrower and its Subsidiaries (taken as a whole) or their business or operations relative to other similar Persons in the industries in which the Borrower or its Subsidiaries operate.
“Material Contract” means any contract, agreement, instrument, permit, lease or License (in each case, whether written or oral) of the Borrower or its Subsidiaries (other than this Agreement and the Note Documents) (i) with any of the ten (10) largest customers and/or suppliers of the Loan Parties, measured by aggregate billings; (ii) not made in the ordinary course of business, or involving a commitment to pay an amount, by any Loan Party in excess of $500,000 in any twelve-month period following the Closing Date (whether or not in the ordinary course of business); (iii) for a partnership or a joint venture or for the acquisition, sale or lease of any assets or Capital Stock of any Loan Party, its Subsidiaries or any other Person or involving a sharing of profits; (iv) that is a loan agreement, credit agreement, promissory note, guarantee, subordination agreement, letter of credit or any other similar type of Contractual Obligations, including without limitation, such items for or relating to borrowed money (other than in connection with trade payables incurred in the ordinary course of business); (v) that grants any Lien on the assets or Capital Stock of any Loan Party; (vi) which contains anyf provisions that may require payments to be made by any Loan Party or any of its Subsidiaries upon or following a “change of control”, if such payments under such Contractual Obligations could individually or in the aggregate result in a Material Adverse Effect or (vii) the failure to comply with which could reasonably be expected to result in a Material Adverse Effect.

“Maturity Date” means, unless converted at an earlier date, the date that is thirty-six (36) months after the Closing Date.
“Note” or “Notes” has the meaning set forth in the recitals contained in the Statement of Purpose section of this Agreement and shall include any Note issued under this Agreement.
“Note Documents” means this Agreement, the Notes, the Collateral Documents, the Registration Rights Agreement, and each other agreement, document, form or certificate delivered pursuant to this Agreement or any other Note Document, in each case, as amended, restated, modified or supplemented from time to time.
“Obligations” means, in each case, whether now in existence or hereafter arising:  (a) the principal of and interest on (including interest accruing after the filing of any bankruptcy or similar petition) the Notes, and (b) all other fees and commissions (including reasonable attorneys’ fees), charges, indebtedness, loans, liabilities, financial accommodations, obligations, covenants and duties owing by Borrower and each of its Subsidiaries to the Purchasers under any Note Document of every kind, nature and description, direct or indirect, absolute or contingent, due or to become due, contractual or tortious, liquidated or unliquidated, and whether or not evidenced by any note and including interest and fees that accrue after the commencement by or against the Borrower or any Affiliate thereof of any proceeding or procedure under any federal bankruptcy laws (as now or hereafter in effect) or under any other laws, jurisdiction, domestic or foreign (including the Cayman Islands), relating to bankruptcy, insolvency, reorganization, moratorium, dissolution, liquidation, winding up or adjustment of debts, naming such Person as the debtor in such proceeding or procedure (as applicable), regardless of whether such interest and fees are allowed claims in such proceeding or procedure (as applicable).
“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.
“Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of the Borrower.
“Other Connection Taxes” means any Taxes imposed as a result of a former or present connection between the recipient of a payment hereunder and the jurisdiction imposing such Taxes (other than a connection arising from executing, delivering, becoming a party to, the performance of an obligation under, receiving payments under, perfecting a security interest under, or engaging in any other transaction pursuant to, or enforcing, this Agreement or selling or assigning any interest in the Notes).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or under any Note Document or from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any Note Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment in accordance with the terms hereof.
“Participant Register” has the meaning given to that term in Section 12.4(c).
“Payment Date” has the meaning set forth in Section 3.1(b).
“Permitted Acquisition Debt” means the aggregate amount of Indebtedness incurred or issued by the Borrower or any Subsidiary to finance an acquisition.
“Permitted Brazilian CAPEX Debt” means Indebtedness incurred or issued by the Borrower or any Subsidiary to finance the construction of facilities in Brazil for the purpose of increasing production capacity.
“Permitted Liens” has the meaning given to that term in Section 9.4.
“Person” means any individual, firm, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.
“PIK Amount” has the meaning given to that term in Section 3.1(b).
“Private Bond Pledge” means the pledge on the shares representing 10% of the holding of Rasa Holding LLC in the capital of Rizobacter Argentina S.A., which was granted to secure the obligations under the $16,000,000 private bonds issued in April 2019.
“Property” of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased, or operated by such Person.
“Purchaser” or “Purchasers” means each of the purchasers that has executed and delivered this Agreement to the Borrower and such Purchaser’s successors and assigns (so long as any such assignment complies with Section 12.4); provided, however, that if the Purchaser ceases to be the registered holder or a beneficial owner (through a nominee) of a Note as the result of a transfer thereof pursuant to Section 12.4 it shall cease to be included within the meaning of “Purchaser” of such Note for the purposes of this Agreement upon such transfer.
“Register” has the meaning given to that term in Section 12.4(b).
“Registration Rights Agreement” has the meaning set forth in Section 4.6.
“Reserved Amount” has the meaning set forth in Section 8.14(a).

“Requirements of Law” means as to any Person, provisions of the Charter Documents of such Person, or any law, treaty, code, rule, regulation, right, privilege, qualification, License or franchise, or any determination of an arbitrator or a court or other Governmental Authority, in each case applicable to such Person or any of such Person’s property or to which such Person or any of such Person’s property is subject or pertaining to any or all of the Transactions or other transactions contemplated or referred to in the Note Documents.
“Rizobacter Argentina Shares Injunction” means the precautionary measure (medida cautelar) upon 29% of the Capital Stock of Rizobacter Argentina S.A. owned by RASA Holding LLC (including its rights to receive 30% of the dividends distributed on such shares) granted under a litigation process heard by Civil and Commercial Court N° 2 of San Nicolás, Province of Buenos Aires, Argentina among historical shareholders of Rizobacter Argentina S.A. arising from a disputed transfer of shares that took place in 1995.
“Rizobacter do Brazil Account Pledge Agreement” means that certain Rizobacter do Brazil LTDA Account Pledge Agreement in the form of Exhibit F, dated as of the Closing Date.
“Rizobacter do Brazil Fiduciary Assignment Agreement” means that certain Rizobacter do Brazil LTDA Fiduciary Assignment Agreement in the form of Exhibit G, dated as of the Closing Date.
“Sale and Leaseback Transaction” means any sale or other transfer of Property by any Person with the intent to lease such Property as lessee.
“Sanctions Laws and Regulations” means (i) any U.S. sanctions laws or regulation, including without limitation any OFAC regulations, any other U.S. Government export control law or regulation, or any enabling legislation, regulations, or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (ii) any U.S. sanctions related to or administered by the U.S. Department of State, or (iii) any sanctions measures or embargos imposed by the United Nations Security Council, Her Majesty’s Treasury, the European Union or other relevant sanctions authority.
“Sanctions Target” means (i) any country or territory that is the subject of country-wide or territory-wide sanctions administered by the U.S. Government, including, as of the date of this Agreement, Iran, Cuba, Syria, North Korea, and the Crimea region of Ukraine (ii) a Person that is on the list of Specially Designated Nationals and Blocked Persons published by OFAC or any other list of sanctioned persons issued OFAC or the U.S. Department of State, or (iii) a Person that is located in, resident of, or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Sanctions Laws and Regulations.
“SEC” means the United States Securities and Exchange Commission or any other governmental authority then having jurisdiction to enforce the Securities Act and/or the Exchange Act, as applicable.
“Securities Act” means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations thereunder as the same shall be in effect at the time.
“Share Pledge Agreement” means the offer letter to enter into a pledge agreement governed by Argentine law, issued by RASA Holding LLC and Rizobacter Argentina S.A. (substantially in the form of Exhibit D), dated as of the Closing Date, and duly accepted by the Purchasers and the Collateral Agent, pursuant to which RASA Holding LLC shall agree to pledge 41.3% of its shares in Rizobacter Argentina S.A., representing 33% of the Capital Stock of Rizobacter Argentina S.A.

“Solvent” means, with respect to any Person that (a) the fair value of the assets and the property of such Person exceeds the fair value of the aggregate liabilities (including contingent and unliquidated liabilities) of such Person, (b) after giving effect to the transactions contemplated by this Agreement and the other Note Documents, such Person will not be left with unreasonably small capital, and (c) after giving effect to the transactions contemplated by this Agreement and the other Note Documents, such Person is able to both service and pay its liabilities as they mature.  In computing the amount of contingent or unliquidated liabilities at any time, such liabilities will be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that is likely to become an actual or matured liability.
“Strike Price” means $8.00 per Ordinary Share, subject to provisions under Section 4.5 herein.
“Subsidiary” means, with respect to any Person, a corporation or other entity of which more than fifty percent (50%) of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.  Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.
“Tax” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Trading Day” means (a) any day on which the Ordinary Shares are listed or quoted and traded on a trading market, (b) if the Ordinary Shares are not then listed or quoted and traded on any eligible trading market, then a day on which trading occurs on New York Stock Exchange American (or any successor thereto), or (c) if trading ceases to occur on a trading market, any Business Day.
“Transaction” means the transactions contemplated hereunder or under the Note Documents.
“UAC Sponsors” means the parties listed on Schedule 1.1.
“UCC” has the meaning set forth in the Intercompany Loan Pledge Agreement.
1.2 Accounting Terms.  All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with IFRS.  Except as otherwise specifically provided herein, (i) all computations made pursuant to this Agreement shall be made in accordance with IFRS, and (ii) all financial statements shall be prepared in accordance with IFRS.

ARTICLE 2.
PURCHASE AND SALE OF THE NOTES
2.1 Purchase and Sale of the Notes.  Subject to the terms and conditions herein set forth, on the Closing Date the Borrower will issue and sell to each Purchaser, and each Purchaser will acquire from the Borrower, Notes in the aggregate principal amount set forth opposite the Purchaser’s name on Schedule 2.1 in exchange for the purchase price from the Purchasers set forth opposite the Purchaser’s name on Schedule 2.1.  The Purchasers’ obligations hereunder are several and not joint and no Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.
2.2 Closing.  The purchase and issuance of the Notes to be purchased by each Purchaser shall occur at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, NY 10166, at a closing (the “Closing”) on March 6, 2020 (the “Closing Date”) or on such other Business Day as may be agreed upon by the Borrower and the Purchasers.  At the Closing the Borrower will deliver to each Purchaser the Notes to be purchased by such Purchaser in the form of a single Note dated the Closing Date and registered in such Purchaser’s name, against delivery by such Purchaser to the Borrower of its order of immediately available funds in the amount of the purchase price therefor, by wire transfer to the Borrower’s account notified to the Purchasers in writing at least two (2) Business Days prior to the Closing.  If at the Closing the Borrower fails to tender such Notes to any Purchaser as provided in this Section 2.2, or any of the conditions specified in Article 5 shall not have been fulfilled to such Purchaser’s satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of any of the conditions specified in Article 5 not having been fulfilled to such Purchaser’s satisfaction or such failure by the Borrower to tender such Notes.  If a Purchaser fails to tender the purchase price for the Notes to be purchased by such Purchaser as set forth above, the remaining Purchasers have the option to purchase the remaining unpurchased Notes on a pro rata basis until all Notes to be purchased by the defaulting Purchaser have been purchased.  For the avoidance of doubt, the Borrower agrees that the purchase by each Purchaser is a separate transaction and it is not a condition to the Closing of such purchase that all sales of Notes to all Purchasers are consummated.
ARTICLE 3.
THE NOTES
3.1 Maturity; Interest.
(a)  Maturity.  As provided therein, the entire unpaid principal balance of the Notes shall be due and payable on the Maturity Date thereof.

(b)  Payment of Interest.  Except as provided in Section 3.1(c), interest on the Notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year (the “Payment Date”), and shall accrue on the outstanding principal amount of the Notes at the rate of eleven and a half percent (11.5%) per annum, provided that the Borrower may, except as set forth in the following sentence, at its option and in lieu of the payment in cash of all, but not a portion, of the interest due, pay any such amount by adding such amount to the principal amount of the Notes on the Payment Date (such amount, the “PIK Amount”), which PIK Amount shall capitalize on each corresponding interest Payment Date and thereafter shall accrue interest at the rate applicable to the Notes.  Notwithstanding the foregoing, following the occurrence of a Material Adverse Effect, all interest due on the Notes shall be paid in cash by the Borrower on each Payment Date.

(c)  Default Rate of Interest.  Automatically upon the occurrence of and during the continuance of any Event of Default, and for so long as such Event of Default continues, the unpaid principal amount of the Notes outstanding from time to time and the other Obligations shall bear interest at a rate per annum of five percent (5%) in excess of the rates otherwise payable under this Agreement or the Note (the “Default Rate”).  The Default Rate shall apply retroactively to the date of occurrence of such Event of Default.  All Default Rate interest shall be paid in cash on demand of the Purchaser.

(d)  Excess Interest.  It is the intention of the parties to comply strictly with applicable usury laws.  Accordingly, notwithstanding any provision to the contrary in this Agreement or any other Note Document or any of the Obligations, in no event shall any Obligations require the payment or permit the payment, taking, reserving, receiving, collection or charging of any sums constituting interest under Applicable Law that exceed the maximum amount permitted by such laws, as the same may be amended or modified from time to time.  The terms of this paragraph shall be deemed to be incorporated into each of the other Note Documents.

3.2 Manner of Payment.  All fees, interest, premium, principal and other amounts payable in cash in respect of any Note Document shall be paid by wire transfer of immediately available funds to an account at a bank designated in writing by each Purchaser.  All payments made by the Borrower (excluding regular semi-annual interest payments made when due under Section 3.1(b)) upon the Obligations relating to the Notes and all net proceeds from the enforcement of the Obligations shall be applied (a) first, to that portion of the Obligations constituting fees, indemnities, and expenses and other amounts (including reasonable attorneys’ fees), payable to the Purchaser, (b) second, to the payment of that portion of the Obligations constituting accrued and unpaid interest on the Notes, (c) third, to the payment of that portion of the Obligations constituting unpaid principal of the Notes, and (d) last, the balance, if any, after all of the Obligations have been paid in full in accordance with the provisions set forth under this Agreement and the Notes (other than contingent indemnification or expense reimbursement obligations for which no claim has been made), to the Borrower or as otherwise required by any Requirements of Law.  If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day.
3.3 Taxes.
(a)   Any and all payments by or on account of any Obligations hereunder or under any Note Document shall be made free and clear of and without deduction or withholding for any Taxes; provided that if the applicable Loan Party shall be required by Applicable Law to deduct or withhold any Taxes (as determined in the good faith discretion of the applicable Loan Party) from such payments, then (i) with respect to Indemnified Taxes, the sum payable shall be increased as necessary so that after making all such required deductions or withholding (including deductions or withholding applicable to additional sums payable under this Section 3.3) the Purchasers receive an amount equal to the sum it would have received had no such deductions or withholding been made, (ii) the Borrower shall cause the applicable Loan Party to make such deductions or withholding and (iii) the Borrower shall cause the applicable Loan Party to timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law.

(b)  Without limiting the provisions of Section 3.3(a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c)  The Borrower shall indemnify the Purchasers for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.3) payable or paid by the Purchasers or required to be withheld or deducted from a payment to the Purchasers and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate from a Purchaser setting forth in reasonable detail the basis for determining the amount of such payment or liability delivered to Borrower by such Purchaser shall be conclusive absent manifest error.  Such payment shall be due within thirty (30) days of Borrower’s receipt of such certificate.

(d)  As soon as practicable after any payment of Indemnified Taxes by the Borrower to a Governmental Authority pursuant to this Section 3.3, Borrower shall deliver to the Purchasers, upon request, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Purchasers.

(e)  Status of Purchaser.

(i) If any Purchaser is entitled to an exemption from or reduction of withholding Tax with respect to payments made hereunder or under any Note Document, such Purchaser shall deliver to the Borrower at the time or times reasonably requested by the Borrower such properly completed and executed documentation as reasonably requested by the Borrower as will permit such payments to be made without withholding or at a reduced rate of withholding.  In addition, such Purchaser, if requested by the Borrower, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower as will enable the Borrower to determine whether or not the Purchasers are subject to backup withholding or information reporting requirements.  Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than the documentation set forth in Section 3.3(e)(ii) below) shall not be required if in such Purchaser’s reasonable judgment such completion, execution or submission would subject such Purchaser to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Purchaser.
(ii) If a payment made to a Purchaser under any Note Document would be subject to Tax imposed by FATCA if such Purchaser were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Purchaser shall deliver to the Borrower at the time or times prescribed by law and at such time or times reasonably requested by the Borrower such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower as may be necessary for the Borrower to comply with its obligations under FATCA and to determine that such Purchaser has complied with such Purchaser’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment.  Solely for purposes of this clause (ii), “FATCA” shall include any amendments made to FATCA after the date hereof.

Each Purchaser agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower in writing of its legal inability to do so.

(f)  If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 3.3 (including by the payment of additional amounts pursuant to this Section 3.3), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 3.3 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund).  Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 3.3(f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority.  Notwithstanding anything to the contrary in this Section 3.3(f), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 3.3(f) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid.  This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(g)  Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower and the Purchasers under this Section 3.3 shall survive the termination of the Note Documents and the payment in full of the Notes or the assignment of rights by the Purchasers.
ARTICLE 4.
CONVERSION OF NOTES

4.1 Optional Conversion at Maturity.  On the Maturity Date, each Holder has the right, at such Holder’s option, to convert all or any portion of the outstanding principal amount of the Notes, together with accrued and unpaid interest, into that number of Ordinary Shares (the “Optional Conversion at Maturity”) calculated by dividing (x) the outstanding principal amount of the Notes being converted, together with any accrued and unpaid interest thereon, by (y) the Strike Price.
4.2 Change of Control Conversion.

(a)  Upon the occurrence of a Change of Control, the Holders will have the right, at each Holder’s option, to convert all or any portion of the outstanding principal amount of the Notes, together with any accrued and unpaid interest, and including the amount of the Make-Whole Premium, if any, into that number of Ordinary Shares (the “Change of Control Conversion”) calculated by dividing (x) the outstanding principal amount of the Notes being converted, together with any accrued and unpaid interest thereon, and including the Make-Whole Premium, if any, by (y) the Strike Price, on the Trading Day immediately prior to the closing of the Change of Control transaction.

(b)  If, upon the occurrence of a Change of Control, a Holder delivers to the Company a written conversion notice pursuant to Section 4.3 and at such time, the Borrower does not have sufficient authorized Ordinary Shares to effect the conversion of such Holder’s Notes, the Company shall be required to redeem that portion of the Notes that such Holder requested be converted pursuant to the written conversion notice.  Each portion of the Note subject to redemption by the Company pursuant to this Section 4.2 shall be redeemed by the Borrower on the effective date of the Change of Control at a price equal to the product of (i) a number calculated by dividing (x) the outstanding principal amount of the Notes being converted, together with any accrued and unpaid interest thereon, and including the Make-Whole Premium, if any, by (y) the Strike Price times (ii) the value of the per Ordinary Share consideration being received by the holders of the Borrower’s Ordinary Shares in connection with the Change of Control transaction (the “Redemption Price”).  The Borrower shall pay such Redemption Price, in the Borrower’s sole discretion, either in cash or in the same percentage combination of securities of the surviving or resulting entity related to the Change of Control and cash that the holders of the Borrower’s Ordinary Shares receive in connection with such Change of Control transaction.

4.3 Manner of Conversion.
(a)  The Holder of a Note desiring to convert such Note, in whole or in part, into Ordinary Shares pursuant to Sections 4.1 or 4.2 above shall surrender such Note to the Borrower at its principal office together with a written conversion notice, substantially in the form as set forth on Exhibit E hereto, at least five (5) Business Days prior to the Maturity Date or the effective date of a Change of Control, as applicable, stating the principal amount of the outstanding amount of the Note to be converted into Ordinary Shares and delivery instructions with respect to such Ordinary Shares.  Effective as of the Date of Conversion, such Holder shall be admitted as a shareholder of the Borrower.  Within two (2) Business Days after the Date of Conversion, the Borrower shall deliver to such Holder duly-authorized, validly-issued, fully-paid, and non-assessable Ordinary Shares.

(b)  Upon a Holder of any Note exercising the right of conversion in respect of only a part of the Note and surrendering such Note to the Borrower in accordance with Section 4.3(a), the Borrower shall cancel the same and shall without charge forthwith certify and deliver to the Holder a new Note in a principal amount equal to the unconverted part of the principal amount of the Note so surrendered.

4.4 Mandatory Conversion Option.  The Borrower shall have the right, at the Borrower’s option, to convert all or any portion of the outstanding principal amount of the Notes, together with accrued and unpaid interest, and including the amount of the Make-Whole Premium, if any, into Ordinary Shares (the “Mandatory Conversion Option”) if: (i) the average and median Free Float, calculated daily over the consecutive 180-day period prior to the day the Mandatory Conversion Option is exercised, exceeds $100,000,000, (ii) the Free Float exceeds $100,000,000 on the day the Mandatory Conversion Option is exercised, and (iii) the Borrower’s Ordinary Share price has exceeded the Strike Price for ten (10) consecutive Trading Days on the day the Mandatory Conversion Option is exercised.  If the Mandatory Conversion Option is exercised with respect to any Holder, the Holder shall be entitled to receive that number of Ordinary Shares calculated by dividing (x) the outstanding principal amount of the Notes being converted, together with any accrued and unpaid interest thereon, and including a proportionate amount of the Make-Whole Premium, if any, by (y) the Conversion Purchase Price.  The Borrower shall exercise the Mandatory Conversion Option by submitting written notice to the Purchasers (the “Mandatory Conversion Notice”) certifying that the requirements in (i)-(iii) above have been met and providing the relevant information supporting such certifications.  On the date the Borrower delivers the Mandatory Conversion Notice (the “Mandatory Conversion Date”), the Holders shall be admitted as shareholders of the Borrower, and, within five (5) Business Days after the Mandatory Conversion Date, the Borrower shall deliver to the Holders (i) any payment of accrued and unpaid interest on such Notes up to, but excluding, the Mandatory Conversion Date, and (ii) duly-authorized, validly-issued, fully-paid, and non-assessable Ordinary Shares.  If the Borrower exercises the Mandatory Conversion Option for only a part of the Notes, the Borrower shall cancel the same and shall without charge forthwith certify and deliver to the Holders new Notes in a principal amount equal to the unconverted part of the principal amount of the Notes so converted.
4.5 Anti-Dilution Protection.
(a)  Reorganization, Reclassification or Recapitalization of the Borrower.  In case of (i) a capital reorganization, reclassification or recapitalization of the Ordinary Shares (each, a “Reorganization” which, for the avoidance of doubt, and for the purposes of determining the adjustments to the Strike Price, shall not include a share buy-back or the issuance of Ordinary Shares on account of the redemption, repurchase or other retirement or acquisition of warrants, rights or other options convertible into or exchangeable for Ordinary Shares), as part of such Reorganization, lawful provision shall be made so that there shall thereafter be deliverable upon the conversion of the Notes (in lieu of or in addition to the number of Ordinary Shares theretofore deliverable, as appropriate) and without payment of any additional consideration, the number of shares of stock or other securities of property which the holder of the number of Ordinary Shares which would otherwise have been deliverable upon the conversion of the Notes or any portion thereof immediately prior to the effective time of such Reorganization would have been entitled to receive at the effective time of such Reorganization.  This Section 4.5(a) shall apply to successive Reorganizations and to the stock or securities of any other corporation that are at the time receivable upon the conversion of the Notes or any portion thereof.  If the per share consideration payable to the Purchasers for Ordinary Shares in connection with any transaction described in this Section 4.5(a) is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Borrower’s Board of Directors.

(b)  Splits and Combinations.  If the Borrower at any time or from time to time after the date of this Agreement subdivides any of its outstanding Ordinary Shares into a greater number of Ordinary Shares, the Conversion Purchase Price or the Strike Price, as applicable, in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, if the outstanding Ordinary Shares are combined into a smaller number of shares, the Conversion Purchase Price or Strike Price, as applicable in effect immediately prior to such combination shall be proportionately increased.

(c)  Certain Events.  If any event, including merger, consolidation, sale or transfer of assets of the Borrower, occurs as to which the other provisions of this Section 4.5 are not strictly applicable but the lack of any adjustment would not fairly protect the conversion rights of the Holder under this Agreement in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the conversion rights of the Holder under this Agreement in accordance with the basic intent and principles of such provisions, then the Borrower’s Board of Directors will, in good faith, make an appropriate adjustment to protect the rights of the Holder.

(d)  Adjustment Certificates.  Upon any adjustment of the Conversion Purchase Price or Strike Price, as applicable, or the number of Ordinary Shares issuable upon conversion, a certificate, signed by the Borrower’s Chief Financial Officer, setting forth in reasonable detail the events requiring the adjustment and the method by which such adjustment was calculated, shall be mailed to the Purchasers at the address opposite such Purchaser’s name in Schedule 2.1 and shall specify the adjusted Conversion Purchase Price or Strike Price, as applicable, and the number of Ordinary Shares issuable after giving effect to the adjustment.

(e)  No Impairment.  The Borrower shall not, by amendment of its Charter Documents or through any Reorganization, merger, consolidation, sale or transfer of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Borrower, but shall at all times in good faith assist in the carrying out of all provisions of this Article 4 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Purchasers against impairment.

(f)  Application.  Except as otherwise provided herein, all subsections of this Article 4 are intended to operate independently of one another.  If an event occurs that requires the application of more than one subsection, all applicable subsections shall be given independent effect.  Except as specifically provided in this Section 4.5, the Strike Price will not be subject to adjustment in the case of a share buy-back or the issuance of Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares or the right, option or warrant to purchase the Ordinary Shares or such convertible or exchangeable securities.

4.6 Registration Rights.  The Holders shall be entitled to the registration rights as are contained in a registration rights agreement (the “Registration Rights Agreement”), dated the date hereof, by and among the Borrower and the Holders, the provisions of which are deemed incorporated herein by reference, with respect to the Ordinary Shares issuable pursuant to this Article 4.

ARTICLE 5.
CONDITIONS TO THE OBLIGATIONS OF THE PURCHASERS
5.1 Conditions Precedent to the Closing.  The obligation of each Purchaser to purchase the Notes, and to perform any obligations hereunder shall be subject to the following conditions on or before the Closing Date; provided that any waiver of a condition shall not be deemed a waiver of any breach of any representation, warranty, agreement, term or covenant, as specifically set forth elsewhere in this Agreement, or of any misrepresentation by the Borrower.
(a)  Representations and Warranties.  The representations and warranties contained in Article 6 hereof shall be true and correct in all material respects (except to the extent any such representation or warranty is by its terms qualified as to materiality, in which case such representation or warranty shall be true and correct in all respects) at and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case they shall be true and correct as of such earlier date) after giving effect to the Transaction, and each Purchaser shall have received at the Closing a certificate to the foregoing effect, dated as of the Closing Date, and executed by the chief executive officer or chief financial officer of the Borrower on behalf of the Borrower.

(b)  Compliance with this Agreement.  The Borrower shall have performed and complied, and shall cause the Guarantors to perform and comply, with all of their agreements and conditions set forth or contemplated herein that are required to be performed or complied with by such Loan Party on or before the Closing Date and each Purchaser shall have received at the Closing a certificate to the foregoing effect, dated the Closing Date, and executed by the chief executive officer or chief financial officer on behalf of the Borrower.

(c)  Certificates.  Each Purchaser shall have received a certificate from each Loan Party, dated as of the Closing Date and signed by an officer of such Loan Party, certifying (i) that the attached copies of the Charter Documents of such Loan Party, and resolutions of the board of directors or similar governing body of such Loan Party approving the Note Documents to which it is a party and the Transactions are all true, complete and correct and remain unamended and in full force and effect, (ii) to the incumbency and specimen signature of each officer of such Loan Party executing any Note Document to which it is a party or any other document delivered in connection herewith and therewith on behalf of such Loan Party, and (iii) that the attached list of executive officers and directors, as applicable, of such Loan Party are true, complete, and correct.

(d)  [Reserved].

(e)  Documents.  Each Purchaser shall have received true, complete and correct executed copies of each of the Note Documents (including without limitation, the Notes), and such other executed agreements, schedules, exhibits, certificates, documents, financial information and filings as the Purchasers may reasonably request in connection with or relating to the Transactions all in form and substance reasonably satisfactory to the Purchasers.

(f)  Purchase of Notes Permitted by Applicable Laws.  The acquisition of and payment for the Notes to be acquired by the Purchasers hereunder on the Closing Date and the consummation of the transactions contemplated hereby and by the other Note Documents (i) shall not be prohibited by any Requirements of Law, and (ii) shall not subject the Purchasers to any penalty or other onerous condition under or pursuant to any Requirements of Law.

(g)  Share Pledge Agreement.  Each Purchaser shall have received documentation in substance and form reasonably satisfactory to such Purchaser evidencing the execution of the Share Pledge Agreement, duly executed and delivered by each of the parties named as a proposed signatory thereto, and the Share Pledge Agreement shall be in full force and effect, and RASA Holding LLC and Rizobacter Argentina S.A. shall have delivered evidence in substance and form satisfactory to the Purchasers with respect to the due registration of such pledge.

(h)  Opinion of Counsel.  The Borrower shall provide to each Purchaser opinions of Linklaters LLP, U.S. counsel to the Loan Parties, Maples and Calder, Cayman Islands counsel to the Borrower, Lucila Escriña, internal Argentine counsel of the Borrower, dated as of the Closing Date, relating to the Transactions, each in form and substance reasonably acceptable to the Majority Purchasers.  Counsel to the Purchasers shall deliver opinions of CGM Avogados, Brazilian counsel to the Purchasers, and Bomchil, Argentine counsel to the Purchasers, dated as of the Closing Date, relating to the Transactions.  Counsel to the Purchasers shall also deliver a corporate opinion of Greenberg Traurig, LLP, US counsel to the Purchasers, solely regarding Rizobacter USA LLC.

(i)  Consents and Approvals.  All consents, exemptions, authorizations, or other actions by, or notices to, or filings with, or costs or fees payable to, Governmental Authorities and other Persons in respect of all Requirements of Law and with respect to those Contractual Obligations of the Borrower and each other Loan Party necessary in connection with the execution, delivery or performance by the Borrower or such other Loan Party, or enforcement against the Borrower, of the Note Documents to which it is a party shall have been made or obtained and be in full force and effect.

(j)  No Material Judgment or Order.  There shall not be on the Closing Date any judgment, injunction or order of a court of competent jurisdiction or any ruling of any Governmental Authority which would prohibit the purchase of the Notes hereunder or subject the Purchasers to any penalty under or pursuant to any Requirement of Law if the Notes were to be purchased hereunder.

(k)  Good Standing Certificates.  The Borrower shall have delivered to each Purchaser as of a date not more than thirty (30) days before the Closing Date good standing certificates for any Guarantor formed or incorporated in the United States.

(l)  No Litigation.  Except as set forth on Schedule 6.5 and the Rizobacter Argentina Shares Injunction, no arbitration, action, claim, suit, litigation, proceeding or procedure before any court or any Governmental Authority shall have been commenced or threatened in writing against the Borrower or any Subsidiary (including its directors or officers), and no investigation by any Governmental Authority shall have been commenced and no action, suit, proceeding or procedure by any Governmental Authority shall have been threatened in writing against the Purchasers or the Borrower (i) seeking to restrain, prevent or change the Transactions contemplated hereby or questioning the validity or legality of any of such Transactions, (ii) in which the amount of damages claimed is $1,000,000 or more, or (iii) which could reasonably be expected to have a Material Adverse Effect.

(m)  Fees, Etc.  On the Closing Date, the Borrower shall have paid all costs, fees and expenses (including, without limitation, reasonable legal fees and expenses) then due and payable to the Purchasers, as applicable, hereunder, provided that such fees shall not exceed 1.00% of the aggregate of the principal amount of the Notes.

(n)   Collateral.  All actions specified in the Collateral Documents for the Liens purported to be created, and the assignments and transfers purported to be made, pursuant to the terms of the Collateral Documents, shall have been taken so that such Liens are perfected as first priority Liens in favor of the Holders, subject to no other Liens, and such assignments are perfected in accordance with Applicable Law.

(o)  No Material Adverse Effect.  There shall exist no event, development, or circumstance that has had or could be expected to have, individually or in the aggregate, a Material Adverse Effect.
ARTICLE 6.
REPRESENTATIONS AND WARRANTIES OF THE BORROWER

The Borrower hereby represents and warrants to the Purchasers as follows:
6.1 Existence and Power.  The Borrower and each of its Subsidiaries:  (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, and (b) and has all requisite corporate power and authority to carry on its business as now conducted.
6.2 Authorization; No Contravention.  The execution, delivery and performance by the Borrower and each Subsidiary of each Note Document to which it is or will be a party and the consummation of the Transactions:  (a) have been duly authorized by all necessary organizational action; (b) do not and will not contravene or violate the terms of the Charter Documents of the Borrower or any of its Subsidiaries or any amendment thereto or any material Requirement of Law applicable to the Borrower or such Subsidiary or the Borrower’s or such Subsidiary’s assets, business or properties; (c) do not and will not (i) conflict with, contravene, result in any violation or breach of or default under any Contractual Obligation of the Borrower or such Subsidiary (with or without the giving of notice or the lapse of time or both) other than any right to consent, which consents have been obtained, (ii) create in any other Person a right or claim of termination or amendment of any Contractual Obligation of the Borrower or such Subsidiary, or (iii) require modification, acceleration or cancellation of any Contractual Obligation of the Borrower or such Subsidiary; and (d) do not and will not result in the creation of any Lien (or obligation to create a Lien) against any property, asset or business of the Borrower or such Subsidiary (other than those securing the Notes).

6.3 Governmental Authorization; Third Party Consents.  No approval, consent, compliance, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Borrower of the Note Documents to which it is a party or the consummation of the Transactions, other than filings to perfect Liens granted under the Collateral Documents.
6.4 Binding Effect.  The Borrower and its Subsidiaries have duly executed and delivered the Note Documents to which it is a party and such Note Documents constitute the legal, valid and binding obligations of the Borrower and such Subsidiary enforceable against the Borrower and such Subsidiary in accordance with its respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, winding up, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and by general principles of equity.
6.5 Litigation.  Except as set forth on Schedule 6.5 and the Rizobacter Argentina Shares Injunction, there are no actions, suits, investigations, proceedings or procedures pending or, to the Knowledge of the Borrower, threatened against the Borrower or any Subsidiary or any property of the Borrower or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority (i) seeking to enjoin the consummation of the Transactions, or (ii) that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
6.6 Compliance with Laws.  The Borrower and its Subsidiaries are in compliance with all Requirements of Law, except to the extent such non-compliance could not reasonably be expected to result in a Material Adverse Effect.  There are no actual or pending appeals, audits, inquiries, investigations, proceedings, procedures or notices of intent to audit or investigate by any Governmental Authority against the Borrower or its Subsidiaries.
6.7 No Default or Breach.  No event has occurred and is continuing or would result from the incurring of Obligations by the Borrower under the Note Documents which constitutes or, with the giving of notice or lapse of time or both, would constitute an Event of Default.  To the Knowledge of the Borrower, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Borrower nor any Subsidiary is in default with respect to any Contractual Obligation in any Material Contract.
6.8 Title to Properties.  Except as set forth on Schedule 6.8 and the Rizobacter Argentina Shares Injunction, each of the Borrower and its Subsidiaries has good title to, or a valid leasehold interest in, all Property used by it in its business and none of such Property is subject to any Lien, except for Permitted Liens.
6.9 Real Property.  Schedule 6.9 sets forth a correct and complete list of all real property owned or leased by the Borrower or its Subsidiaries.  The Borrower and its Subsidiaries have good and marketable title in fee simple to the real property identified on Schedule 6.9 as owned by the Borrower or its Subsidiaries, free and clear of any Liens other than Permitted Liens.  There are no actions, suits, proceedings or procedures pending or, to the Knowledge of the Borrower, threatened in writing against the owned real property or the leased real property used in connection with the business of the Borrower or its Subsidiaries, at law or in equity, in arbitration or before any Governmental Authority which would in any way affect title to or the right to use such owned real property or leased real property.

6.10 Taxes.
(a)  Except as set forth on Schedule 6.10(a), the Borrower and each of its Subsidiaries has timely filed all material Tax Returns that it was required to file, in each case with due regard for any extension of time within which to file such Tax Return.  All such Tax Returns were correct and complete in all material respects.  All Taxes due and payable by the Borrower or its Subsidiaries have been paid, other than any Taxes (i) the amount or validity of which is being actively contested by the Borrower or its Subsidiaries in good faith and by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions, if any, as shall be required in conformity with IFRS shall have been made or provided therefor or (ii) with respect to which the failure to make such payment could not reasonably be expected to have a Material Adverse Effect.  No claim has been made in writing by a Governmental Authority in a jurisdiction where the Borrower and its Subsidiaries do not file Tax Returns that the Borrower or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(b)  Except as set forth on Schedule 6.10(b), there is no action, suit, proceeding, procedure, investigation, examination, audit, or claim now pending or, to the Knowledge of the Borrower and each of its Subsidiaries, threatened by any Governmental Authority regarding any Taxes payable or alleged to be payable by the Borrower or any of its Subsidiaries.  Neither the Borrower nor any Subsidiary has entered into an agreement or waiver or been requested to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of such Person and there are no circumstances that would cause the taxable years of the Borrower or its Subsidiaries not to be subject to the normally applicable statute of limitations.

6.11 Financial Condition; SEC Filings;  Contingent Obligations.
(a)  The Borrower has furnished each Purchaser with true, correct and complete copies of (collectively, the “Financial Statements”):  (1) the audited consolidated statements of financial position of the Borrower and its Subsidiaries as of June 30, 2019, 2018 and 2017, and the related audited consolidated statements of comprehensive income, changes in equity and cash flows for each of the Fiscal Years in the three-year period ended June 30, 2019, with the notes thereto and the reports thereon as of June 30, 2019, together with a report of the Borrower’s independent registered public accounting firm, and (2) the unaudited interim consolidated statements of financial position of the Borrower and its Subsidiaries as of September 30, 2019 and 2018, the related unaudited consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended September 30, 2019 and 2018, together with the notes thereto and the reports thereon as of September 30, 2019,.  The Financial Statements fairly present, in all material respects, the consolidated financial position of the Borrower, as of the respective dates thereof, and the results of operations and cash flows thereof, as of the respective dates or for the respective periods set forth therein, and are in conformity with the past historical practices of the Borrower, with IFRS consistently applied during the periods involved.  As of the dates of the Financial Statements, neither the Borrower nor any Subsidiary had any known obligation, Indebtedness or liability (whether accrued, absolute, contingent or otherwise, and whether due or to become due), which was not reflected or reserved against in the balance sheets which are part of the Financial Statements as required by IFRS.

(b)  All statements, reports, schedules, forms and other documents (the “SEC Documents”) required to have been filed or furnished by any Loan Party with or to the SEC since March 14, 2019 have been so filed or furnished on a timely basis.  No Subsidiary of any Loan Party is required to file or furnish any documents with or to the SEC.  As of the time it was filed with or furnished to the SEC:  (i) each of the SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by the filing or furnishing of the applicable amending or superseding SEC Document.  Each of the certifications and statements certifying the accuracy of the SEC Documents is accurate and complete, and complied as to form and content with all Applicable Laws in effect at the time such certification was filed with or furnished to the SEC.

(c)  As of the Closing Date, none of the Loan Parties has any material obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, whether or not known to the Loan Party, whether due or to become due and regardless of when asserted) arising out of transactions entered into at or prior to the closing of the Transaction contemplated by this Agreement, or any action or inaction at or prior to the date hereof, or any state of facts existing at or prior to such date.

6.12 Absence of Certain Changes or Events.  Since June 30, 2019, there has been no development, event, circumstance, or change which could be expected to have, either individually or in the aggregate, a Material Adverse Effect.  To the Knowledge of the Borrower, there exists no present condition or state of facts or circumstances that could reasonably be expected to have a Material Adverse Effect or prevent the Borrower or any of its Subsidiaries from conducting its business after the consummation of the Transactions, in substantially the same manner in which such business has heretofore been conducted.
6.13 Environmental Matters.
(a)  Except as provided in Schedule 6.13, the Borrower and its Subsidiaries are and have been in compliance in all material respects with all applicable Environmental Laws relating to their Property, assets and operations; there are no Hazardous Materials stored or otherwise located in, on or under any of the Property or assets of the Borrower or its Subsidiaries, including, without limitation, the groundwater, except in material compliance with applicable Environmental Laws; and, to the Knowledge of the Borrower, there have been no releases or, threatened releases of Hazardous Materials in, on or under any property adjoining any of the Property or assets of (or used by) the Borrower or its Subsidiaries which have not been remediated to the satisfaction of the appropriate Governmental Authorities and in material compliance with Environmental Laws.

(b)  To the Knowledge of the Borrower and each of the Subsidiaries, none of the Property, assets or operations of (or used by) the Borrower and its Subsidiaries is the subject of any federal, state or local investigation evaluating whether (i) any remedial action is needed to respond to a release or threatened release of any Hazardous Materials into the environment or (ii) any release or threatened release of any Hazardous Materials into the environment is in contravention of any Environmental Law.

(c)  To the Knowledge of the Borrower and each of the Subsidiaries, neither the Borrower nor any Subsidiary has received any written notice or claim, nor to the Knowledge of the Borrower and each of the Subsidiaries are there any pending, threatened in writing, or anticipated lawsuits, proceedings or procedures against them, with respect to violations of an Environmental Law or in connection with the presence of or exposure to any Hazardous Materials in the environment or any release or threatened release of any Hazardous Materials into the environment.

6.14 Investment Company/Government Regulations.  Neither the Borrower nor any Subsidiary is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
6.15 Subsidiaries.  Except as set forth in Schedule 6.15, the Borrower does not (a) have any Subsidiaries or (b) own of record or beneficially, directly or indirectly, any (i) Capital Stock issued by any other Person or (ii) equity, voting or participating interest in any joint venture or other enterprise.
6.16 Capitalization.  As of the Closing Date, after giving effect to the transactions contemplated hereby and in the other Note Documents, the capitalization of the Borrower and its Subsidiaries (including the maximum amount of diluted shares) is as set forth on Schedule 6.16.  Schedule 6.16 lists all warrants, options, and other securities convertible or exercisable into shares of Capital Stock of the Borrower and lists the exercise or strike price applicable to such warrant, option or security.  All of the issued and outstanding Capital Stock of the Borrower has been, and Capital Stock of the Borrower issuable upon the exercise of outstanding securities when issued will be, duly authorized and validly issued and are fully paid and nonassessable.  All outstanding Capital Stock of the Borrower’s Subsidiaries are owned by the Borrower or one of its Subsidiaries free and clear of all Liens other than Permitted Liens.  On the Closing Date, except as set forth on Schedule 6.16, neither the Borrower nor any of its Subsidiaries has any obligation, whether mandatory or at the option of any other Person, at any time to redeem or repurchase any Capital Stock of the Borrower or any of its Subsidiaries, pursuant to the terms of their respective Charter Documents or otherwise.  No issued and outstanding shares of the Borrower’s Capital Stock are subject to a right of first refusal or condition of forfeiture in favor of the Borrower, and no shares of the Capital Stock of the Borrower are subject to vesting restrictions.  The Borrower is not responsible for or has any obligation to declare or pay, a dividend or other distribution on its securities or otherwise combined, split, recapitalized or taken similar actions with respect to its outstanding Capital Stock.  All securities of the Borrower and its Subsidiaries (including all shares of the Borrower’s Capital Stock, securities, options and warrants to purchase shares of the Borrower’s Capital Stock (both outstanding as well as those that are no longer outstanding)), have been and were issued and granted pursuant to an exception from the Securities Act and otherwise in compliance, in all material respects, with all securities and other Applicable Laws.

6.17 Solvency.  Borrower, on an individual basis, and the Borrower and its Subsidiaries, on a consolidated basis, are Solvent, both before and after taking into account the Transactions.
6.18 Licenses and Approvals.  The Borrower and each of its Subsidiaries holds all material Licenses that are required by any Governmental Authority to permit it to conduct and operate the Borrower’s or its Subsidiaries’ business as now conducted, and all such Licenses are valid and in full force and effect and will remain in full force and effect upon consummation of the transactions contemplated by this Agreement and the other Note Documents.  The Borrower and its Subsidiaries are in compliance in all material respects with all such Licenses.
6.19 OFAC; Anti-Terrorism; Patriot Act; Anticorruption.
(a)  Except as provided in Schedule 6.19, neither the Borrower nor any Subsidiary, or to the Knowledge of the Borrower any Affiliate of the foregoing:  (a) is a Sanctions Target, (b) has any assets in Sanctions Targets, or (c) over the past five (5) years, has derived any operating income from Investments in, or engaged in any direct or indirect transactions with Sanctions Targets.  The proceeds of the Notes will not be used and have not been used to fund any operations in, finance any Investments or activities in, or make any payments to, a Sanctions Target unless such operations, Investments, activities or payments are not prohibited as to any Person under Sanctions Laws and Regulations.

(b)  The Borrower and its Subsidiaries are in compliance, and over the past five (5) years have been in compliance (except as provided in Schedule 6.19) and will remain in compliance, with all Anti-Terrorism Laws and Sanctions Laws and Regulations.  Neither Borrower nor any Subsidiary will engage in any transaction, directly or indirectly, with any Sanctions Target.

(c)  Anticorruption.

(i) Neither the Borrower, its Subsidiaries, nor any representative of the Borrower has in the past five (5) years violated any Anticorruption Laws, nor has the Borrower, any of its Subsidiaries or any representative of the Borrower offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any government official or to any Person under circumstances where such person knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a Person: (i) for the purpose of influencing any act or decision of a government official in their official capacity, inducing a government official to do or omit to do any act in violation of their lawful duties, or securing any improper advantage; or (ii) in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage;
(ii) The Borrower and each Subsidiary of the Borrower have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties, related parties, and government officials in accordance with IFRS.

(iii) The operations of the Borrower and its Subsidiaries have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the Cayman Anti-Money Laundering Legislation and all other money laundering-related laws of other jurisdictions where the Borrower and its Subsidiaries conduct business or own assets, and any related or similar law issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”).  No proceeding or procedure by or before any Governmental Authority involving the Borrower or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Borrower, is threatened.
6.20 No Bad Actor Disqualification Events.  Neither the Borrower nor the Guarantors or, to the Borrower’s or the Guarantors’ Knowledge, their respective Affiliates or to the Borrower’s or the Guarantors’ Knowledge, any of their respective directors or executive officers, is subject to any of the “bad actor” disqualification events described in Rule 506(d)(1)(i) through (viii) under the Securities Act.
6.21 Disclosure.
(a)  Agreement and Other Documents.  This Agreement, together with all exhibits and schedules hereto, the Note Documents, and the agreements, certificates and other documents furnished to the Purchasers by the Borrower and/or the other Loan Parties at the Closing, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

(b)  Material Adverse Effect.  To the Knowledge of the Borrower, there is no fact which the Borrower has not disclosed to the Purchasers in writing which could reasonably be expected to have a Material Adverse Effect.

6.22 Internal Controls.  Each Loan Party and its Subsidiaries maintain a system of internal control over financial reporting.  Such internal controls over financial reporting (a) provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and (b) as to Borrower are designed to ensure that all material information concerning Borrower and its Subsidiaries required to be disclosed by Borrower in the reports that it is required to file, submit or furnish under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of such reports.  There are no significant deficiencies or material weaknesses in the design or operation of any Loan Party’s or its Subsidiaries’ ability to record, process, summarize and report financial data.  There is and has been no fraud, whether or not material, that involves management or other employees who have a significant role in any Loan Party’s and/or its Subsidiaries’ internal controls.

6.23 Notes.  The Notes, and the Ordinary Shares issuable upon conversion thereof, have been duly authorized by all necessary action on the part of the Borrower and no further consent or action is required by the Borrower, or its board of directors (the “Board”), members, shareholders or stockholders in connection with the issuance of the Notes or the issuance of the Ordinary Shares upon conversion of the Notes.  The Borrower has reserved the Ordinary Shares underlying the Notes to permit the full conversion of the Notes by the Holders.  As of the Closing Date, the Ordinary Shares issuable upon conversion of the Notes, when so issued in accordance with the terms of the Notes, will be, validly issued, fully paid and nonassessable and free from all preemptive or similar rights or Liens with respect to the issuance thereof except for such preemptive or similar rights or Liens as provided for in the Note Documents.  As of the Closing Date, the Notes have been, and the Ordinary Shares issuable upon conversion of the Notes when so issued in accordance with their terms will be, issued in compliance with applicable securities laws, rules and regulations.  There are no rights of first refusal applicable to the issuance of the Notes or the Ordinary Shares of the Borrower issuable upon conversion thereof.  No anti-dilution adjustments will be triggered as a result of the issuance of the Notes or the Ordinary Shares issuable upon conversion or exercise thereof.
6.24 Disclaimer.  Except as set forth in this Article 6, none of the Borrower or the Subsidiaries or any of their respective officers, directors, employees or representatives makes or has made any other representation or warranty, express or implied, at law or in equity, in respect of any of the Ordinary Shares, the Loan Parties or their respective businesses.
ARTICLE 7.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS
The Purchasers, severally and not jointly, hereby represent and warrant as follows:
7.1 Authorization.  Each Purchaser has the capacity to enter into this Agreement and to perform all obligations required to be performed by it hereunder.  This Agreement, when executed and delivered by the Purchasers, will constitute the Purchasers’ valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, winding up, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
7.2 Binding Effect.  This Agreement has been duly executed and delivered by each Purchaser and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, winding up or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.
7.3 No Legal Bar.  The execution, delivery, and performance of this Agreement by the Purchasers will not violate in any material respect any Requirement of Law applicable to it in any material respect, assuming the accuracy and correctness of the representations and warranties made by the Borrower to the Purchasers in the Note Documents.
7.4 Money Laundering Laws.  The operations of each Purchaser have been conducted at all times in compliance with the Money Laundering Laws.  No proceeding or procedure by or before any Governmental Authority involving the Purchaser with respect to the Money Laundering Laws is pending or, to the Knowledge of the Purchaser, is threatened.

7.5 Securities Laws.
(a)  The Notes and the Ordinary Shares issuable upon conversion thereof are being or will be acquired by each Purchaser hereunder for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof in any transaction which would be in violation of state or federal securities laws.

(b)  Each Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(c)  Each Purchaser understands that (i) the Notes and the Ordinary Shares issuable upon conversion thereof constitute “restricted securities” under the Securities Act, (ii) the offer and sale of the Notes hereunder is not registered under the Securities Act or under any “blue sky” laws in reliance upon certain exemptions from such registration and that the Borrower is relying on the representations made herein by each Purchaser in its determination of whether such specific exemptions are available, and (iii) the Notes and the Ordinary Shares issuable upon conversion thereof, may not be transferred except pursuant to an effective registration statement under the Securities Act, or under an exemption from such registration available under the Securities Act and under applicable “blue sky” laws or in a transaction exempt from such registration.  Each Purchaser is prepared and is able to bear the economic risk of an investment in the Notes and the Ordinary Shares for an indefinite period of time.  Each Purchaser understands that any certificate representing the Notes and the Ordinary Shares that are issued to the Purchasers upon conversion thereof may bear, in the Borrower’s discretion, the following restrictive legend:

“NEITHER THIS NOTE NOR THE SECURITIES INTO WHICH THIS NOTE ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.”
(d)  Each Purchaser (i) has been furnished with or has had access to all material books and records of the Borrower and each Subsidiary and all of their respective material contracts, agreements and documents and (ii) has had an opportunity to ask questions of, and receive answers from, management and representatives of the Borrower and its Subsidiaries and which representatives have made available to them such information regarding the Borrower and its Subsidiaries and their current respective businesses, operations, assets, finances, financial results, financial condition and prospects in order to make a fully informed decision to purchase and acquire the Notes.  Each Purchaser has generally such knowledge and experience in business and financial matters, as to enable it to understand and evaluate the risks of an investment in the Notes and form an investment decision with respect thereto.  Each Purchaser acknowledges that none of the Borrower or its Subsidiaries has given the Purchasers any investment advice, credit information or opinion as to whether the purchase of the Notes is prudent.

(e)  The foregoing, however, does not limit or modify the representations and warranties set forth in Article 6 of this Agreement or in any other Note Document or the right of the Purchasers to rely thereon.

ARTICLE 8.
AFFIRMATIVE COVENANTS
Until the payment in full in cash of all amounts outstanding under the Notes and all other Obligations hereunder and under the other Note Documents or such later date as set forth below, the Borrower hereby covenants and agrees with the Purchasers as follows:
8.1 Delivery of Financial and Other Information.  The Borrower will, and will cause each Guarantor to, maintain a system of accounting established and administered in accordance with IFRS (including reflecting in its financial statements adequate accruals and appropriations to reserves).  In addition, the Borrower shall deliver or cause to be delivered to each Purchaser the following:
(a) Within one hundred twenty (120) days after the end of each Fiscal Year, an unqualified audit report certified by an independent registered public accounting firm, prepared in accordance with IFRS, without qualifications (including any (x) “going concern” or like qualification or exception, (y) qualification or exception as to the scope of such audit, or (z) qualification which relates to the treatment or classification of any item and which, as a condition to the removal of such qualification, would require an adjustment to such item) including consolidated and consolidating balance sheets of the Borrower and its Subsidiaries as of the end of such Fiscal Year and the related consolidated and consolidating statements of operations, changes in shareholders’ equity and cash flows for such Fiscal Year, all such financial statements to be prepared in accordance with IFRS.

(b) Within sixty (60) days after the end of each Fiscal Quarter an unaudited consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as of the end of such Fiscal Quarter and the related consolidated and consolidating statements of operations, changes in shareholders’ equity and cash flows for such Fiscal Quarter and for the portion of the Fiscal Year ended at the end of such Fiscal Quarter, prepared in accordance with IFRS, all of which shall be certified by an authorized officer of the Borrower as fairly presenting, in all material respects, the financial position of the Borrower and its Subsidiaries, as of the respective dates thereof, and the results of operations and cash flows thereof, as of the respective dates or for the respective periods set forth therein.

(c) As soon as available and in any event within sixty (60) days after the end of each Fiscal Quarter or one hundred twenty (120) days after the end of each Fiscal Year of the Borrower (beginning with the fiscal quarter ending March 31, 2020), a compliance certificate setting forth information from such financial statements required in order to establish whether the Borrower is in compliance, with the requirements of Article 8 and Article 9 during the quarterly or annual period covered by the statements being furnished, including the amounts referred to in subsection (b)(i)-(v) of the definition of Consolidated EBITDA.

(d)  Promptly upon receipt by the Borrower or any Subsidiary, written notice of any material default which has not been waived or cured, given to any such Loan Party by any creditor or lessor to whom the Borrower or any Subsidiary has material debt or other obligations.

(e)  Promptly upon obtaining knowledge thereof, written notice of any actual or threatened action, proceeding, procedure, arbitration, investigation or litigation claiming in excess of $1,000,000, in the aggregate, from the Borrower or any Subsidiary, or seeking injunctive relief against Borrower or any Subsidiary, or which could be expected to otherwise have a Material Adverse Effect, and copies of any pleadings associated therewith.

(f)  Promptly, and in any event within five (5) Business Days after receipt thereof by the Borrower or any Subsidiary, provided that the delivery thereof is not prohibited by any Requirement of Law, copies of each notice or other correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of the Borrower or any Subsidiary.

(g)  Promptly, a notice in writing upon becoming aware of any development or other information outside the ordinary course of business of the Borrower or any Subsidiary which could reasonably be expected to have a Material Adverse Effect.

(h)  Promptly, and in any event within five (5) Business Days after the Borrower or any other Loan Party becomes aware of or has knowledge of any event or condition that constitutes a Default or an Event of Default, provide written notice of such event or condition and a statement of the curative action that the Borrower proposes to take with respect thereto.

(i)  Notwithstanding the foregoing, at all times that the Borrower is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the reporting requirements of this covenant shall be satisfied through the filing with the Commission within the time periods specified in the Commission’s rules and regulations that are then applicable to the Borrower, all reports on Form 20-F and Form 6-K that the Borrower is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, in each case in a manner that complies in all material respects with the requirements specified in the applicable forms promulgated by the Commission.

(j)  Promptly upon request, additional information regarding the business, financial or corporate affairs of the Borrower or any Subsidiary thereof, or in compliance with the terms of the Note Documents, as any Purchaser may from time to time reasonably request in writing.

8.2 Use of Proceeds.

(a)  The Borrower shall use the proceeds of the sale of the Notes hereunder only as follows:  (i) for general corporate purposes and working capital requirements of the Borrower and its Subsidiaries, (ii) to repay existing Indebtedness; and (iii) to pay all fees and expenses in connection with this Agreement.

(b)  The Borrower shall not use any proceeds of the sale of the Notes hereunder to, directly or indirectly, purchase or carry any “margin stock” (as defined in Regulation U) or to extend credit to others for the purpose of purchasing or carrying any “margin stock” in violation of the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System.

8.3 Conduct of Business.  The Borrower will, and will cause each Guarantor to, carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise as it is presently conducted or those reasonably related or ancillary thereto and do all things necessary to remain duly incorporated or organized, validly existing and in good standing as a domestic corporation or limited liability company in its jurisdiction of incorporation or organization, as the case may be, and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted unless, in the good faith judgment of the Borrower, the termination of or failure to preserve and keep in full force and effect such corporate existence would not, individually or in the aggregate, have a Material Adverse Effect.
8.4 Taxes and Claims.  The Borrower will, and will cause each of its Subsidiaries to:
(a)  Timely file complete and correct Tax Returns required by law, in each case with due regard for any extension of time within which to file such Tax Return, and pay when due all Taxes, except those (i) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been set aside in accordance with IFRS in the Borrower’s most recent audited financial statements, (ii) which deferment of payment is permissible so long as no Lien, other than a Permitted Lien has been entered and the Borrower’s and its Subsidiaries’ title to, and its/their right to use, its/their Properties are not materially adversely affected thereby or (iii) with respect to which the failure to make such payment could not reasonably be expected to have a Material Adverse Effect; and

(b)  Pay and perform (i) all Obligations under this Agreement and the other Note Documents and (ii) except where failure to do so could not reasonably be expected to result in a Default hereunder or have a Material Adverse Effect, all other Indebtedness, obligations and liabilities in accordance with customary trade practices; provided that the Borrower or such Subsidiary may contest any item described in clause (ii) above in good faith so long as adequate reserves are maintained with respect thereto in accordance with IFRS in Borrower’s most recent audited financial statements.

8.5 Insurance.  The Borrower will, and will cause each of its Subsidiaries to, maintain with reputable insurance companies insurance in such amounts and covering such risks as is otherwise consistent with sound business practice and consistent with past practice.

8.6 Compliance with Laws and Material Contracts.  The Borrower will, and will cause each of its Subsidiaries to, comply with any and all Requirements of Law to which it may be subject including, without limitation, all Foreign Exchange Regulations, all Environmental Laws, and obtain any and all Licenses necessary to the ownership of its Property or to the conduct of its businesses, except where the failure to so comply could not reasonably be expected to result in a Material Adverse Effect.  The Borrower will, and will cause each of its Subsidiaries to, timely satisfy all material assessments, fines, costs and penalties imposed by any Governmental Authority against such Person or any Property of such Person except to the extent such assessments, fines, costs, or penalties are being contested in good faith by appropriate proceedings or procedures and for which the Borrower or such Subsidiary has set aside on its books adequate reserves in accordance with IFRS.  The Borrower will, and will cause each of its Subsidiaries to, comply with any and all Material Contracts.
8.7 Maintenance of Properties.  The Borrower will, and will cause each of its Subsidiaries to, do all things necessary to maintain, preserve, protect and keep its Property (other than Property that is obsolete, surplus, or no longer used or useful in the ordinary conduct of its business) in good repair, working order and condition (ordinary wear and tear and casualty and condemnation excepted), make all necessary and proper repairs, renewals and replacements such that its business can be carried on in connection therewith and be properly conducted at all times and pay and discharge when due the cost of repairs and maintenance to its Property, and pay all rentals when due for all real estate leased by such Person.
8.8 Further Assurances.  The Borrower will, and will cause each of its Subsidiaries to, take any action reasonably requested by the Purchasers in order to effectuate the purposes and terms contained in this Agreement or any of the Note Documents, including, without limitation, providing any translation required, in the format required under Applicable Law, to render a Note Document enforceable or effective in any jurisdiction.
8.9 Replacement of Notes.  Upon receipt of evidence reasonably satisfactory to the Borrower of the loss, theft, destruction or mutilation of any Note, and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement in form and substance reasonably satisfactory to the Borrower, or, in the case of any such mutilation, upon surrender and cancellation of the Note, as the case may be, the Borrower will issue a new Note of like tenor, in lieu of such lost, stolen, destroyed or mutilated Note.
8.10 Notice of Change of Name.  The Borrower shall provide to the Collateral Agent (who shall promptly provide to each Holder) at least fifteen (15) days’ prior written notice of any change of name of the Borrower or any other Loan Party and promptly take other steps, if any, as the Collateral Agent, reasonably requests to permit it to maintain the perfection of the Collateral with respect to the change in name.
8.11 Bylaw Amendment.
(a)  On or before November 15, 2020 (i) a shareholders’ meeting of Rizobacter Argentina S.A. shall have approved the amendment to the bylaws of Rizobacter Argentina S.A. in order to provide in the company’s corporate purpose the granting of guarantees in favor of third parties, and (ii) such amendment shall have been filed for registration with the Public Registry of the Province of Buenos Aires.  The Borrower shall provide to the Collateral Agent (who shall promptly provide to each Holder), within five (5) Business Days as from the occurrence of the events mentioned in (i) and (ii), a certified copy of the shareholders’ meeting minutes of Rizobacter Argentina S.A. approving the amendment of the bylaws, and evidence of the filing for registration of such amendment Public Registry of the Province of Buenos Aires.

(b)  On or before the Closing Date (i) a shareholders’ meeting of Bioceres Semillas S.A. shall have approved the amendment to the bylaws of Bioceres Semillas S.A. in order to provide in the company’s corporate purpose the granting of guarantees in favor of third parties, and (ii) such amendment shall have been filed for registration with the Public Registry of the Province of Santa Fe.  The Borrower shall provide to the Collateral Agent (who shall promptly provide to each Holder), within five (5) Business Days as from the occurrence of the events mentioned in (i) and (ii), a certified copy of the shareholders’ meeting minutes of Bioceres Semillas S.A. approving the amendment of the bylaws, and evidence of the filing for registration of such amendment Public Registry of the Province of Buenos Aires.

8.12 Joinder to Guaranty Agreement.  Any party which executes a joinder to the Guaranty Agreement (a “Joinder”) in the form attached to the Guaranty Agreement shall become a “New Guarantor” under the Guaranty Agreement and a “Loan Party” hereunder.
(a) Borrower will cause Rizobacter Argentina S.A. to execute a Joinder upon approval of the amendment to the bylaws as required in Section 8.11.

(b) Borrower will cause Bioceres Semillas S.A. to execute a Joinder upon the Closing Date.

(c) Borrower will cause any Subsidiary of the Borrower acquired using Permitted Acquisition Debt to execute a Joinder upon such acquisition of the Subsidiary by the Borrower.

8.13 Financial Covenants.  The Borrower will:
(a)  maintain a Leverage Ratio, tested on a quarterly basis at the end of each Fiscal Quarter, as follows:

Months following the Closing Date	Leverage Ratio
1-12	3.5:1
13-24	3.25:1
25-36	3:1

Permitted Acquisition Debt and Permitted Brazilian CAPEX Debt will not be considered Consolidated Net Debt solely for purposes of calculating the Leverage Ratio.  Notwithstanding the foregoing, the Leverage Ratio, including Permitted Acquisition Debt and Permitted Brazilian CAPEX Debt, shall not exceed 4.25:1 for the first twelve (12) months following the Closing Date, shall not exceed 3.75:1 for months 13-24 following the Closing Date, and shall not exceed 3.5:1 for months 25-36 following the Closing Date; and

(b)  maintain an Interest Coverage Ratio of at least 2:1, tested on a quarterly basis at the end of each Fiscal Quarter.

8.14 Share Capital.
(a)  The Borrower shall, promptly after the date of this Agreement, and at all times while any Notes remain outstanding, reserve from its authorized and unissued share capital a sufficient number of Ordinary Shares, free from preemptive rights, to provide for the Borrower to issue the maximum number of Ordinary Shares that may result from any conversion of any Notes from time to time by any Holder in accordance with Article 4 and the other provisions of this Agreement (the “Reserved Amount”); it being understood that in order to perform such covenant, the Borrower will be required to obtain an ordinary resolution of its members and take any other steps and obtain any other corporate authorities as may be necessary from time to time.

(b)  If the Borrower shall make any change to its capital structure which would change the number of Ordinary Shares into which the Notes are convertible at the then current Conversion Purchase Price, the Borrower shall at the same time make proper provision so that thereafter there is a sufficient number of Ordinary Shares authorized and reserved, free from preemptive rights, for conversion of the outstanding Notes.

(c)  The Borrower shall promptly upon each such conversion of Notes, reflect in the Borrower’s register of members, the shareholding or increased shareholding (as the case may be) in the Ordinary Shares of the Holder as a result of such conversion.

 Pledge of Intercompany Loans.  The Borrower shall grant a pledge in favor of the Collateral Agent for the benefit of the Secured Parties (as defined in the Intercompany Loan Pledge Agreement) of all Obligations owing to the Borrower on or after the Closing Date resulting from intercompany loans to a Subsidiary, Affiliate or another Person, to the extent such loans are made with the funds borrowed pursuant to this Agreement.  The Borrower shall evidence such pledges made on or after the Closing Date pursuant to the terms of the Intercompany Loan Pledge Agreement by executing an amendment or addendum to the Intercompany Loan Pledge Agreement, pursuant to the terms thereunder.
ARTICLE 9.
NEGATIVE COVENANTS
Until the payment in full in cash of all amounts outstanding under the Notes and all other Obligations hereunder and under the other Note Documents or such later date as set forth below, the Borrower hereby covenants and agrees with the Purchasers as follows:
9.1 Distributions.  The Borrower will not, and will not cause or permit any of its Subsidiaries to, make or declare or incur any liability to make any Distributions in respect of the Capital Stock of such Person, except that a Subsidiary of the Borrower may declare and pay dividends on its outstanding Capital Stock to the Borrower or to a Subsidiary of the Borrower that is a Loan Party.

9.2 Incurrence of Indebtedness.  The Borrower will not, and will not permit any of its Subsidiaries to, incur any Indebtedness; provided, however, that the Borrower and any of the Subsidiaries may incur Indebtedness if on the date of such incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof), the Leverage Ratio and the Interest Coverage Ratio for the Borrower and its Subsidiaries is in compliance with Section 8.13.
9.3 Sales of Assets.  The Borrower will not, and will not cause or permit any of its Subsidiaries to, carry out any Disposal of Assets.  For the avoidance of doubt, the granting of Liens will not be considered a Disposal of Assets and will be governed by Section 9.4.
9.4 Liens.  Notwithstanding anything herein to the contrary, the Borrower will not, and will not cause or permit any of its Subsidiaries to, create, incur or suffer to exist, any Lien in, of or on its or their Property (whether now owned or hereafter acquired, or upon any income, profits or proceeds therefrom), except the following (“Permitted Liens”):
(a) Subject to Section 8.1(g) hereof, Liens for Taxes, assessments or governmental charges or levies on its Property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings or procedures and for which adequate reserves in accordance with IFRS shall have been set aside on its books, so long as the Borrower’s or Subsidiary’s title to, and its right to use, its Properties are not materially adversely affected thereby;

(b) Subject to Section 8.1(g) hereof, Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar Liens arising in the ordinary course of business which secure payment of obligations not more than 30 days past due or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS shall have been set aside on its books, so long as the Borrower’s or Subsidiary’s title to, and its right to use, its Properties are not materially adversely affected thereby;

(c) (i) Utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character, as arise in the ordinary course of business and that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary course of business of the Borrower or any Subsidiary and (ii) minor defects in title, in each case, which do not materially interfere with the conduct of the Borrower’s and its Subsidiaries’ business or the utilization thereof in the business of the Borrower or its Subsidiaries;

(d) Liens existing on the date hereof and described in Schedule 9.4, including the extensions thereof;

(e) Liens securing obligations that do not exceed $10,000,000 at any one time outstanding (the “Lien Basket”), provided that, in case the Permitted Liens set forth in Section 9.4(d) above and incurred by Rizobacter Argentina S.A., its Subsidiaries and the Borrower are terminated, the Lien Basket shall be increased by the amount of Indebtedness to which such Permitted Liens relate;

(f) Liens securing the Obligations;

(g) Liens on HB4 Technology inventories granted in connection with any short-term, working capital facility or loan;

(h) Liens upon or in any Property acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such Property or Indebtedness incurred solely for the purpose of financing the acquisition of such Property;

(i) Liens on Capital Stock owned by the Borrower or its Subsidiaries, provided that, with respect to Rizobacter Argentina S.A., only the following Liens shall be Permitted Liens:

(A) Liens on Capital Stock of Rizobacter Argentina S.A. that is subject to the Rizobacter Argentina Shares Injunction and the Private Bond Pledge, after the Rizobacter Argentina Shares Injunction is released and the Private Bond Pledge is terminated, respectively; and
(B) Liens on Capital Stock of Rizobacter Argentina S.A. that is not subject to the Rizobacter Argentina Shares Injunction or the Private Bond Pledge,
provided that no Person, as a result of the granting of the Liens permitted hereby, shall hold a controlling interest of Rizobacter Argentina S.A;
(j) Liens arising out of judgments, attachments or awards not resulting in an Event of Default under Section 11.1 or securing appeal or other surety bonds relating to such judgments;

(k) leases, licenses or sublicenses of the properties of the Borrower or its Subsidiaries, in each case as otherwise permitted under Section 9.4 hereof and entered into in the ordinary course of the Borrower’s or its Subsidiaries’ business so long as such leases, licenses or sublicenses do not, individually or in the aggregate, (i) interfere in any material respect with the ordinary conduct of the business of the Borrower or its Subsidiaries, or (ii) materially impair the use (for its intended purposes) or the value of the property subject thereto; and

(l) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to Cash and Cash Equivalents on deposit in one or more accounts maintained by the Borrower or its Subsidiaries, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account.

9.5 No Additional Guaranty.  The Borrower will not cause or permit any Guarantors to guarantee any obligations of the Borrower, any Subsidiaries of the Borrower or any other Person other than those guarantees listed on Schedule 9.5, the Guaranty Agreement and the guarantee of Indebtedness in an aggregate outstanding principal amount that at any given time does not exceed $5,000,000; provided, however, that BCS Holding Inc., Bioceres Semillas S.A. and RASA Holding LLC shall have no restrictions to guarantee any obligations of the Borrower, any Subsidiaries of the Borrower or any other Person in excess of $5,000,000. For the avoidance of doubt, any such guarantee permitted hereunder shall be considered “Indebtedness” for purposes of calculating the finance ratios in Section 8.13.
9.6 Affiliates.  The Borrower will not, and will not cause or permit any of its Subsidiaries to, enter into any transaction or arrangement (including, without limitation, the purchase or sale of any Property or service) with, or make any payment or transfer to, any Affiliate, except for (a) transactions permitted by this Agreement, and (b) transactions in the ordinary course of business and pursuant to the reasonable requirements of the Borrower’s or such Subsidiary’s operating business and upon fair and reasonable terms and that are no less favorable to the Borrower or such Subsidiary than would be obtained in a comparable arm’s-length transaction with a Person not an Affiliate.
9.7 Organizational Documents.  The Borrower will not, and will not cause or permit any of its Subsidiaries to, amend, alter, or repeal any provision of the Charter Documents of the Borrower or any other Loan Party, or alter or change the rights, preferences or privileges of any membership interests therein, in a way that impairs the rights of the Holders under this Agreement or any other Note Document, or impairs such Person’s ability to perform under this Agreement, or under any other Note Document.
9.8 Restrictive Agreements.  The Borrower will not, and will not cause or permit any of its Subsidiaries to, become or be a party to any contract or agreement which (i) limits the Borrower or its Subsidiaries’ ability to pay dividends or distributions, or make loans or advances, to the Borrower or any Subsidiary or (ii) impairs any Loan Party’s ability to perform under this Agreement, or under any other Note Document.
ARTICLE 10.
COLLATERAL
10.1 Guaranty.  In order to induce the Holders to enter into this Agreement and to purchase the Notes hereunder, and in recognition of the direct benefits to be received by the Guarantors from the sale of Notes hereunder, the Borrower shall cause each of the Guarantors to, at the Closing, execute and deliver to the Purchasers the Guaranty and such other documents, instruments and certificates reasonably requested by the Purchasers in connection with the Guaranty.

10.2 Collateral.
(a)   As security for the due and punctual payment of all Obligations on the Closing Date, the Borrower shall, and shall cause each other Loan Party, to deliver or cause to be delivered to the Collateral Agent, for an on behalf of the Holders, in form and substance satisfactory to the Majority Holders and their counsel (collectively, the “Collateral Agreements”):
(i) Share Pledge Agreement;
(ii) Intercompany Loan Pledge Agreement;
(iii) Brazilian Account Pledge Agreement; and
(iv) Brazilian Fiduciary Assignment Agreement.
(b)  The Borrower shall take or cause to be taken such actions and execute and deliver or cause to be executed and delivered to the Collateral Agent, for and behalf of the Holders, such agreements, documents, and instruments as the Majority Holders may request, and register, file, or record the same (or a notice or financing statement in respect thereof) in all offices where such registration, filing, or recording is in the opinion of the Majority Holders or their counsel, legally necessary to constitute, perfect and maintain the Collateral in all jurisdictions reasonably required by the Majority Holders, in each case within a reasonable time after the request therefor, and in each case in form and substance satisfactory to the Majority Holders and their counsel.  For greater certainty, to the extent that the Borrower consummates an amalgamation, consolidation, merger, winding-up or dissolution of a Loan Party, the Borrower shall cause the Loan Party taking such action to execute and deliver such agreements and other documents which the Majority Holders may reasonably require to ensure the continued validity, enforceability and effectiveness of the Collateral.

10.3 Collateral Agent.
(a)  Collateral Agent.  For as long as Solel-Bioceres SPV, L.P. (“Solel”) holds at least the lesser of $15,000,000 in outstanding principal amount of the Notes or a majority in interest of the outstanding principal amount of the Notes, Solel Partners LP or its designee shall act as the collateral agent (the “Collateral Agent”) and shall have the right to retain third parties to assist in carrying out any duties prescribed to a collateral agent.  If Solel holds less than such amount, the Collateral Agent shall be designated by the Majority Holders.

(b)  Collateral Agent’s Appointment as Attorney-in-Fact, etc.

(i)  THE BORROWER HEREBY IRREVOCABLY, UNTIL PAYMENT IN FULL IN CASH OF ALL AMOUNTS OUTSTANDING UNDER THE NOTES AND ALL OBLIGATIONS HEREUNDER AND UNDER THE OTHER NOTE DOCUMENTS, CONSTITUTES AND APPOINTS THE COLLATERAL AGENT AND ANY OFFICER OR AGENT THEREOF, WITH FULL POWER OF SUBSTITUTION, AS ITS TRUE AND LAWFUL ATTORNEY-IN-FACT AND PROXY WITH FULL IRREVOCABLE POWER AND AUTHORITY IN THE PLACE AND STEAD OF THE BORROWER AND IN THE NAME OF THE BORROWER OR IN ITS OWN NAME, FOR THE PURPOSE OF CARRYING OUT THE TERMS OF THIS AGREEMENT, TO TAKE ANY AND ALL APPROPRIATE ACTION AND TO EXECUTE ANY AND ALL DOCUMENTS AND INSTRUMENTS WHICH MAY BE NECESSARY TO ACCOMPLISH THE PURPOSES OF THIS AGREEMENT OR TAKE ANY OTHER REMEDIAL ACTION WITH RESPECT TO COLLATERAL OTHERWISE DESCRIBED IN THIS AGREEMENT OR THE OTHER NOTE DOCUMENTS.

(ii)  To the fullest extent permitted by Applicable Law, the Collateral Agent shall have no agency, fiduciary or other implied duties to any Loan Party, Holder or any other party when acting in its capacity as collateral agent, attorney-in-fact or proxy.  The Borrower and the Holders hereby waive and release, and shall cause each Guarantor to waive and release, any claims that it may otherwise have against the Collateral Agent with respect to any breach or alleged breach of any such agency, fiduciary or other duty, absent gross negligence or willful misconduct.  Notwithstanding the foregoing grant of a power of attorney and proxy, the Collateral Agent shall have no duty to exercise any such right or to preserve the same and shall not be liable for any failure to do so or for any delay in doing so.
(c)  Duty of Collateral Agent.

(i) The Collateral Agent’s sole duty with respect to the custody, safekeeping and physical preservation of the Collateral in its possession shall be to deal with it in the same manner as the Collateral Agent deals with similar property for its own account.  Neither the Collateral Agent or any Holder nor any of their respective officers, directors, employees or agents shall be liable for any failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any Loan Party or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof.  The powers conferred on the Collateral Agent and the Holders are solely to protect the Collateral Agent’s and the Holder’s interests in the Collateral and shall not impose any duty upon the Collateral Agent or any Holder to exercise any such powers.  The Collateral Agent and the Holders shall be accountable only for amounts that they actually receive as a result of the exercise of such powers, and neither they nor any of their officers, directors, employees or agents shall be responsible to any Loan Party for any act or failure to act hereunder, except in connection with the gross negligence or willful misconduct of the Collateral Agent, such Holder or such other Person, as determined by a court of competent jurisdiction pursuant to a final order.
(ii) The Borrower agrees, and shall cause each Guarantor to agree, on a joint and several basis, to pay or reimburse on demand the Collateral Agent for all reasonable and properly documented out-of-pocket costs and expenses (including legal costs) incurred in collecting against any Loan Party or otherwise enforcing or preserving any rights under this Agreement and the other Note Documents.

ARTICLE 11.
EVENTS OF DEFAULT
11.1 Events of Default.  An “Event of Default” shall occur hereunder upon the occurrence of any of the following:

(a)  Failure of the Borrower to pay the principal of any Note as and when due (whether at maturity, upon acceleration or otherwise), or failure of the Borrower to pay within thirty (30) Business Days after the same shall become due (i) any interest upon any Note or (ii) any fees or any other Obligations to the Purchasers under any of the Note Documents.

(b)  Any representation or warranty made or deemed made by or on behalf of the Borrower or any of its Subsidiaries to the Purchasers under or in connection with this Agreement, the Notes or any other Note Document or any certificate or information delivered in connection with any of the foregoing shall be materially false when made.
(c)  Failure of the Borrower or any of its Subsidiaries to perform or observe any term, covenant or provision contained in this Agreement (other than those specified elsewhere in this Section 11.1) or any other Note Document and any such failure shall remain unremedied for twenty (20) days after occurrence, provided however, that in case of breach of covenants contained in Section 8.13 the cure period shall extend to thirty (30) days.

(d) (i) Failure of the Borrower or any of its Subsidiaries to pay when due or within any applicable grace period therefor any payments under any Indebtedness or Material Contract, in excess of $2,000,000 (other than the Obligations); (ii) the default by the Borrower or any of its Subsidiaries in the performance (beyond the applicable grace period with respect thereto, if any) of any other term, provision or condition contained in any agreement, contract or instrument under which any such Indebtedness or Material Contract was created or is governed, the effect of which default is (y) to cause, or to permit the holder or holders of such other Indebtedness to cause, such Indebtedness or any other Material Contract, to become due prior to its stated maturity (z) to cause or result in a Material Adverse Effect; or (iii) any Indebtedness of the Borrower or any of its Subsidiaries in excess of $2,000,000 shall be declared to be due and payable or required to be prepaid or repurchased (other than by a regularly scheduled payment) prior to the stated maturity thereof.
(e)  The Borrower or any Loan Party (i) files or consents to the entry of an order for relief with respect to it under any federal, state or foreign (including the Cayman Islands) bankruptcy, insolvency, winding-up, receivership, liquidation or similar law as now or hereafter in effect, (ii) makes an assignment for the benefit of creditors, (iii) applies for, seeks, consent to, or acquiesces in, the appointment of a receiver, custodian, trustee, examiner, administrator, liquidator, provisional liquidator or similar official for it or any substantial part of its Property, (iv) institutes any proceeding or procedure seeking an order for relief under any federal, state or foreign bankruptcy, insolvency, winding-up, receivership, administration, liquidation or similar law as now or hereafter in effect seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any such law relating to bankruptcy, insolvency winding-up, or reorganization or relief of debtors, fail to file an answer or other pleading denying the material allegations of any such proceeding or procedure filed against it or file an answer admitting the material allegations of a petition filed against itself in any such proceeding or procedure, (v) dissolves, wind ups or liquidates, (vi) takes any corporate, organizational or similar action to authorize or effect any of the foregoing actions set forth in this Section 11.1(e), (vii) fails to contest in good faith any appointment, proceeding or procedure described in Section 11.1(f), (viii) fails to be Solvent, or (ix) admits in writing its inability to pay its debts generally as they become due.

(f)  Without the application, approval or consent of the Borrower or any Loan Party, as applicable, a receiver, trustee, examiner, liquidator, provisional liquidator, administrator, or similar official shall be appointed for such Loan Party or any substantial part of its Property, or a proceeding or procedure described in Section 11.1(e) shall be instituted against such Loan Party and such appointment continues undischarged or such proceeding or procedure continues undismissed or unstayed for a period of sixty (60) consecutive days.
(g)  Any court, government, or Governmental Authority condemns, seizes or otherwise appropriate action, or takes custody or control of, all or any material portion of the Property of the Borrower or any Loan Party for an amount in excess of $5,000,000.

(h)  The Borrower or any Loan Party fails within 30 days to pay, bond or otherwise discharge one or more (i) final judgments or orders for the payment of money aggregating in excess of $1,000,000 (or the equivalent thereof in currencies other than U.S. Dollars) in the aggregate, or (ii) nonmonetary judgments or orders which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, which judgment(s), in any such case, is/are not stayed on appeal or otherwise being appropriately contested in good faith.

(i)  Any Collateral Document fails for any reason, to create a valid and perfected first priority (subject to any Permitted Liens) security interest in any collateral purported to be covered thereby, except as permitted by the terms of any Collateral Document, or any Collateral Document shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of any Collateral Document, provided however, the relevant Collateral is not replaced by the Borrower or any of its Subsidiaries, at the Collateral Agent’s satisfaction, within thirty (30) days upon notice by the Collateral Agent to the Borrower of the relevant invalidity or unenforceability of the Collateral Document.

(j)  Any Note Document, at any time after the Closing Date, and for any reason other than as expressly permitted thereunder, ceases to be in full force and effect; or the Borrower or any other Loan Party contests in any manner the validity or enforceability of any Note Document or any provision thereof; or the Borrower or any other Loan Party denies that it has any or further liability or obligation under any Note Document, or purports to revoke, terminate or rescind any Note Document.

(k)  Any Loan Party is enjoined, restrained, or prevented by a final court order from continuing to conduct all or any material part of its business.

(l)  Except as otherwise expressly permitted hereunder, any Loan Party that (i) takes any action, or makes a determination, whether or not yet formally approved by any Loan Party’s management or board of directors (or equivalent governing body), to (A) suspend the operation of all or a material portion of its business in the ordinary course, (B) suspend the payment of any material obligations in the ordinary course or suspend the performance of any material obligations in the ordinary course or suspend the performance under the Material Contracts in the ordinary course of business, or (C) employ an agent or other third party to conduct a wind-down of any material portion of its business or (ii) is enjoined, restrained or in any way prevented by the order of any Governmental Authority from conducting any part of their business unless such order would not have a Material Adverse Effect.

(m) The Borrower ceases any operations or Borrower admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Borrower’s ability to continue as a “going concern” shall not be an admission that the Borrower cannot pay its debts as they become due.

(n) The Borrower’s auditor issues (i) an adverse opinion report, other than an unqualified opinion report, concluding that the Borrower’s Financial Statements do not clearly show its assets and liabilities, the financial results of the transactions performed and the changes in its financial situation, pursuant to IFRS and the current legislation applicable; or (ii) a report with a “disclaimer of opinion” regarding the Borrower’s Financial Statements.

(o) The Borrower fails to maintain the listing of the Ordinary Shares on at least one of the Nasdaq National Market, Nasdaq Small Cap Market, New York Stock Exchange, NYSE MKT, or an equivalent replacement exchange.

(p) The Borrower’s chief executive officer shall be terminated and such termination shall result in a Material Adverse Effect.

(q) The Borrower or any Subsidiary (i) is the subject of any proceeding pertaining to any Anticorruption Laws, Antiterrorism Laws or Sanctions Laws or Regulations or (ii) violates any Anticorruption Laws, Antiterrorism Laws or Sanctions Laws or Regulations.

11.2 Acceleration.  If an Event of Default occurs and is continuing under Section 11.1(a), then the outstanding principal of and interest on the Notes, plus all accrued but unpaid interest on the principal amount of the Notes, including the Make-Whole Premium, if any, shall automatically become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived.  If any other Event of Default occurs and is continuing, the Majority Holders, by written notice to the Collateral Agent, who shall promptly provide such notice to the Borrower on behalf of the Purchasers, may declare the principal of and interest on the Notes to be due and payable immediately, plus all accrued but unpaid interest on the principal amount of the Notes, plus the Make-Whole Premium, if any, to be due and immediately payable.  Upon any such declaration of acceleration, the Collateral Agent shall ensure that such principal and interest shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived, and the Purchasers shall be entitled to exercise all of their rights and remedies hereunder and under such Note or any other Note Document whether at law or in equity.

11.3 Set-Off.  Upon the occurrence and during the continuation of an Event of Default, in addition to all other rights and remedies that may then be available to the Purchasers, the Purchasers are hereby authorized at any time and from time to time, without notice to the Borrower (any such notice being expressly waived by the Borrower) to set off and apply any and all Indebtedness at any time owing by such Purchaser to or for the credit or the account of the Borrower or any of its Subsidiaries against all amounts which may be owed to such Purchaser by the Borrower or any of its Subsidiaries in connection with this Agreement or any other Note Document.  Any Purchaser of the Notes taking action under this Section 11.3 shall promptly provide notice to the Borrower of any such action taken; provided that the failure of such Purchaser to provide such notice shall not prejudice its rights hereunder.
11.4 Suits for Enforcement.  In case any one or more Events of Default described in Section 11.1 shall have occurred and be continuing, unless such Events of Default shall have been waived, the Holder of each Note with respect to which any such Event of Default has occurred may proceed to protect and enforce its rights under this Article 11 by suit in equity or action at law.  It is agreed that in the event of any such action, or any action between such Holder of the Notes and the Borrower (including its officers and agents) in connection with a breach or enforcement of this Agreement, such Holder of the Notes shall be entitled to receive all reasonable and documented out-of-pocket fees, costs and expenses incurred, including without limitation such fees and expenses of outside counsel (whether or not litigation is commenced) and fees, costs and expenses of appeals.
ARTICLE 12.
MISCELLANEOUS
12.1 Survival of Representations and Warranties.  All of the representations and warranties made herein shall survive the execution and delivery of this Agreement, any investigation by or on behalf of the Purchasers, acceptance of the Notes and payment therefor, or termination of this Agreement.  Except as otherwise expressly provided by its terms, this Agreement and each other Note Document shall terminate and be of no further force and effect on the earlier of (a) the date on which the Obligations (other than contingent indemnification obligations for which no claim has been made) have been paid in full in cash (or been converted in full into Ordinary Shares in accordance with the terms of the Notes), and (b) such time as the parties hereto mutually agree to the termination thereof.
12.2 No Short Selling.  For so long as any Notes are outstanding, the Holders shall not engage in short selling of the Ordinary Shares.
12.3 Notices.  All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, or email (with receipt confirmed), courier service or personal delivery:
(a)  if to the Purchasers, such address listed opposite each Purchaser’s name on Schedule 2.1 hereto.

(b)  if to the Borrower or any Subsidiary:

RASA Holding LLC
1209 Orange St.,
Wilmington, DE 19801
Attention:  Federico Trucco / Enrique Lopez Lecube
E-mail: federico.trucco@bioceres.com.ar / enrique.lopezlecube@bioceres.com.ar with a copy to.
Ocampo 210bis, Predio CCT,
Rosario, 2000,
Santa Fe, Argentina
Attention: Federico Trucco / Enrique Lopez Lecube
E-mail: federico.trucco@bioceres.com.ar/ enrique.lopezlecube@bioceres.com.ar with a copy (which shall not constitute notice to Bioceres) to:
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
Attention: Matthew Poulter
E-mail:  matthew.poulter@linklaters.com

All such notices and communications shall be deemed to have been duly given: if personally delivered, when delivered by hand; if mailed, five (5) Business Days after being deposited in the mail, postage prepaid; if delivered by courier, one (1) Business Day after being deposited with a reputable overnight courier, with charges prepaid; or if emailed, when receipt is acknowledged.
12.4 Successors and Assigns.
(a)  This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.  Subject to applicable securities laws, any Purchaser may, upon notice to, but without the consent of the Borrower, transfer the Notes held by it in whole or in part and may assign its rights under the Note Documents to one or more assignees.  In addition, any Purchaser may at any time, without the consent of, or notice to, the Borrower sell participations to any Person in all or a portion of such Purchaser’s rights and/or obligations under this Agreement and the other Note Documents; provided that such Purchaser’s obligations under this Agreement and the other Note Documents shall remain unchanged, and the Borrower shall continue to deal solely and directly with such Purchaser in connection with the provisions of this Agreement and the other Note Documents.  Notwithstanding anything herein to the contrary, any Purchaser may, at any time, create a security interest in, pledge or assign, all or any portion of its rights under and interest in the Note Documents and the Notes in favor of any secured creditor of such Purchaser, and such secured creditor may enforce such pledge or security interest in any manner permitted under Applicable Law.  Neither the Borrower nor any Subsidiary may assign any of its rights, or delegate any of its obligations, under this Agreement, or the Notes without the prior written consent of the Purchasers, and any such purported assignment by the Borrower or any such Subsidiary without the written consent of the Purchasers shall be void and of no effect.  No Person other than the parties hereto and its successors and permitted assigns is intended to be a beneficiary of any of the Note Documents.

(b)  The Borrower shall maintain at one of its offices a copy of each assignment agreement delivered to it and a register for the recordation of the names and addresses of the Purchasers, and the commitments of, and principal amounts (and stated interest) of the Notes owing to, the Purchasers pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive absent manifest error, and the Borrower and the Purchasers shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Purchaser hereunder for all purposes of this Agreement.  The Register shall be available for inspection by the Borrower and the Purchasers, at any reasonable time and from time to time upon reasonable prior notice.

(c)  Each Purchaser that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each participant’s interest in the Notes or other obligations under the Note Documents (the “Participant Register”); provided that no Purchaser shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a participant’s interest in any commitments, loans, letters of credit or its other obligations under any Note Document) to any Person.  The entries in the Participant Register shall be conclusive absent manifest error, and such Purchaser shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

12.5 Amendment and Waiver.
(a)  Where any amendment, waiver, discharge or termination relates to the following matters, the amendment, waiver, discharge, or terminate requires unanimous approval by all Holders:

(i) Any reduction in the rate or amount of any principal, interest or fees or any other amount payable by the Borrower or any alteration in the currency or mode of calculation or computation thereof;
(ii) Any extension of the time for any payments required to be made by the Borrower;
(iii) Any change in the Maturity Date hereof; or
(iv) Any release or discharge of all or substantially all of the Collateral.
Any other amendment, waiver, discharge or termination requires solely the approval of the Majority Holders, which approval, if obtained, shall be binding upon all Holders.
(b)  No failure or delay on the part of any of the parties hereto in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or remedy preclude any other or further exercise thereof or the exercise of any other right, power, or remedy.  The remedies provided for in this Agreement are cumulative and are not exclusive of any remedies that may be available to the parties hereto at law, in equity or otherwise.

(c)  Except where notice is specifically required by this Agreement, no notice to or demand on the Borrower or any of its Subsidiaries in any case shall entitle the Borrower or any of its Subsidiaries to any other or further notice or demand in similar or other circumstances.

12.6 Signatures; Counterparts.  Facsimile and electronic transmissions of any executed original document and/or retransmission of any executed facsimile or electronic transmission shall be deemed to be the same as the delivery of an executed original.  At the request of any party hereto, the other parties hereto shall confirm facsimile transmissions by executing duplicate original documents and delivering the same to the requesting party or parties.  This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.
12.7 Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
12.8 GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED IN ACCORDANCE WITH, AND ENFORCED UNDER, THE LAWS OF THE STATE OF NEW YORK.
12.9 JURISDICTION, JURY TRIAL WAIVER, ETC.
(a) THE BORROWER HEREBY IRREVOCABLY AGREES, AND SHALL CAUSE EACH GUARANTOR TO AGREE, THAT ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTES OR ANY AGREEMENTS OR TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, OR ANY APPELLATE COURT FROM ANY THEREOF, AND HEREBY EXPRESSLY SUBMITS TO THE PERSONAL JURISDICTION AND VENUE OF SUCH COURTS FOR THE PURPOSES THEREOF AND EXPRESSLY WAIVES ANY CLAIM OF IMPROPER VENUE AND ANY CLAIM THAT ANY SUCH COURT IS AN INCONVENIENT FORUM.
(b) THE BORROWER HEREBY APPOINTS, AND SHALL CAUSE ANY FOREIGN DOMICILED GUARANTOR TO APPOINT, RASA HOLDING LLC (THE “PROCESS AGENT”), WITH AN OFFICE ON THE DATE HEREOF AT 1209 ORANGE STREET, WILMINGTON, DELAWARE 19801, UNITED STATES, AS ITS AGENT TO RECEIVE ON BEHALF OF THE BORROWER AND ANY FOREIGN DOMICILED GUARANTOR SERVICE OF COPIES OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS WHICH MAY BE SERVED IN ANY SUCH ACTION OR PROCEEDING.  SUCH SERVICE MAY BE MADE BY MAILING OR DELIVERING A COPY OF SUCH PROCESS TO THE BORROWER AND ANY FOREIGN DOMICILED GUARANTOR IN CARE OF THE PROCESS AGENT AT THE PROCESS AGENT’S ABOVE ADDRESS.  THE BORROWER HEREBY IRREVOCABLY AUTHORIZES AND DIRECTS THE PROCESS AGENT, AND SHALL DIRECT ANY FOREIGN DOMICILED GUARANTOR TO IRREVOCABLY AUTHORIZE AND DIRECT THE PROCESS AGENT, TO ACCEPT SUCH SERVICE ON ITS BEHALF.  AS AN ALTERNATIVE METHOD OF SERVICE, THE BORROWER ALSO IRREVOCABLY CONSENTS, AND SHALL DIRECT ANY FOREIGN DOMICILED GUARANTOR TO IRREVOCABLY CONSENT, TO THE SERVICE OF ANY AND ALL PROCESS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES OF SUCH PROCESS TO THE BORROWER AND ANY FOREIGN DOMICILED GUARANTOR AT ITS ADDRESS SPECIFIED IN SECTION 12.3 HEREIN.

(c) TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE BORROWER HEREBY WAIVES, AND SHALL CAUSE EACH GUARANTOR TO WAIVE, ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, THE NOTES OR ANY OF THE OTHER NOTE DOCUMENTS, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THEREUNDER OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS.  (i) THE BORROWER CERTIFIES, AND SHALL CAUSE EACH GUARANTOR TO CERTIFY, THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY HOLDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE PURCHASERS WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS AND (ii) THE BORROWER ACKNOWLEDGES, AND SHALL CAUSE EACH GUARANTOR TO ACKNOWLEDGE, THAT THE PURCHASERS HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, AND THE OTHER NOTE DOCUMENTS TO WHICH THEY ARE PARTY BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS CONTAINED HEREIN.

12.10   Severability.  If any one or more of the provisions contained in this Agreement, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions of this Agreement.  The parties hereto further agree to replace such invalid, illegal, or unenforceable provision of this Agreement with a valid, legal, and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal, or unenforceable provision.
12.11   Rules of Construction.  Unless the context otherwise requires, “or” is not exclusive, and references to sections or subsections refer to sections or subsections of this Agreement.
12.12   Entire Agreement.  This Agreement, together with the exhibits and schedules hereto and the other Note Documents, is intended by the parties as a final expression of its agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein.  This Agreement, together with the exhibits and schedules hereto, and the other Note Documents supersede all prior agreements and understandings between the parties with respect to such subject matter.

12.13   Indemnification.  The Borrower shall indemnify and save harmless the Collateral Agent from all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable fees, out-of-pocket expenses and disbursements of legal counsel to the Collateral Agent), which may be incurred by the Collateral Agent as a consequence of or in respect of: (a) default by the Borrower in the payment when due of any Obligation or any other Default or Event of Default hereunder; (b) the failure of the Borrower or any other Loan Party to apply the proceeds of the Notes as agreed herein; and (c) any breach or non-performance by the Borrower of any covenant to be performed by it contained in this Agreement, in any Note Document or in any other agreement, certificate, instrument or other document delivered pursuant to this Agreement or any Note Document.  A certificate of an officer of any Collateral Agent as to any such claim, demand, liability, damage, loss, cost, charge or expense and containing reasonable details of the calculation shall be prima facie evidence of the amount of such claim, demand, liability, damage, loss, cost, charge or expense.  Notwithstanding the foregoing provisions of this Section 12.13, the Borrower shall not be obligated to indemnify any Person under this Section 12.13 for any claim, demand, liability, damage, loss, cost, charge or expense to the extent that such claim, demand, liability, damage, loss, cost, charge or expense results from the gross negligence, fraud or willful misconduct of such Person or the default by such Person in the performance of its material obligations under this Agreement.
12.14   No Strict Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other Note Documents.  In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any Note Document, this Agreement or such other Note Document shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement or any other Note Document.  No knowledge of, or investigation, including without limitation, due diligence investigation, conducted by, or on behalf of, the Purchasers shall limit, modify or affect the representations set forth in Article 6 of this Agreement or the right of the Purchasers to rely thereon.
 [Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by its respective officers hereunto duly authorized as of the date first written.
BORROWER: BIOCERES CROP SOLUTIONS CORP. By: _________________________________ Name: Title:

[Signature Page to Note Purchase Agreement]

PURCHASERS: SOLEL-BIOCERES SPV, L.P. By: _________________________________ Name: William Stone Title: Authorized Signatory

[Signature Page to Note Purchase Agreement]

PURCHASERS: _________________________________ Ari Freisinger

[Signature Page to Note Purchase Agreement]

COLLATERAL AGENT: SOLEL PARTNERS, LP By: _________________________________ Name: William Stone Title: Authorized Signatory

[Signature Page to Note Purchase Agreement]

SCHEDULE 2.1
Allocations
Purchaser	Principal Amount
Solel-Bioceres SPV, L.P.	$42,250,000
Ari Freisinger	$250,000

EXHIBIT A
FORM OF NOTE
See attached

EXHIBIT B
FORM OF GUARANTY AGREEMENT
See attached

EXHIBIT C
FORM OF INTERCOMPANY LOAN PLEDGE AGREEMENT
See attached

EXHIBIT D
FORM OF SHARE PLEDGE AGREEMENT
See attached

EXHIBIT E
FORM OF NOTICE OF CONVERSION
See attached

EXHIBIT F
FORM OF RIZOBACTER DO BRAZIL ACCOUNT PLEDGE AGREEMENT
See attached

EXHIBIT G
FORM OF RIZOBACTER DO BRAZIL FIDUCIARY ASSIGNMENT AGREEMENT
See attached